Gales Industries Incorporated

Annual Report to Stockholders for the year ended December 31, 2006*

* The information presented in this Annual Report to Stockholders is being furnished to stockholders in accordance with Rule 14a-3 of Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and is being distributed to stockholders, together with our proxy statement, in connection with our 2007 Annual Meeting of Stockholders.

This report is not deemed to be "soliciting material" or to be "filed" with the SEC or subject to Regulation 14A otherwise than as provided in Rule 14a-3, or to the liabilities of section 18 of the Exchange Act, nor shall the information incorporated by reference into any future filing under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, except to the extent that we specifically incorporate it by reference in a filing.

GALES INDUSTRIES INCORPORATED

Office of the Chairman
James A. Brown



Gales Industries, Inc.
1479 North Clinton Avenue
Bay Shore, NY 11706
Tel. (631) 968-5000
Fax: (631) 968-5377

May 22, 2007

Dear Fellow Shareholders:

This is a very exciting time for our Company. Our shared vision - building an important new participant in the aerospace arena - is becoming a reality. Gales Industries took its first meaningful step toward achieving this goal with the acquisition of Air Industries Machining Corp. in November 2005, setting the stage for the Company to capitalize on the seismic shifts affecting the industry.

It is our intent to enter the next phase of our growth plan with a new name - Air Industries Group, Inc. – and we are seeking your approval of this change at our 2007 Annual Meeting. The reasons behind our name change are straightforward. Air Industries Machining Corp. ("AIM") is the linchpin of our strategy. AIM, with nearly 40 years of engineering excellence, possesses marvelous brand recognition in our industry. Maintaining a name more closely linked to a well recognized and respected manufacturer of aircraft structural parts and assemblies for the aerospace industry will pay dividends in the future.

I would characterize 2006 as a year in which we put the necessary infrastructure in place to execute our plan – and then successfully began executing it. In addition to reporting record revenues, we used 2006 to deploy the human resources and support systems needed to amass long term market share gains through a well orchestrated program of synergistic businesses acquisitions.

We made substantial investments last year, both in precision machinery and bolstering our engineering expertise. We strengthened AIM. Today, it is now more capable of attaining business from government and military customers, and major aerospace prime contractors in the United States as well as around the world. We feature highly trained engineers and the most technologically advanced machines, operated by a dedicated work force. I am proud to tell you that our Company tackles some of the most challenging engineering problems in the aerospace industry.

Having positioned the Company for significant expansion, we have begun to execute our consolidation strategy and have made measurable progress in this direction. In April 2007, we completed the acquisition of Sigma Metals, a New York-based specialty distributor of strategic metals, primarily aluminum, stainless steels of various grades, titanium and other exotic end-user specified materials. Sigma's products are sold to both aerospace/defense contractors as well as commercial accounts throughout the U.S. and numerous international markets. Customers include the world's largest aircraft manufacturers, subcontractors, original equipment manufacturers and various government agencies. A key part of our strategy, we retained the management team.

While completing the Sigma acquisition, we announced in March 2007 that Welding Metallurgy, Inc., a metallurgical engineering and welding services provider and manufacturer based in West Babylon, Long Island, NY, would be added to our family of companies. We expect to complete the transaction in June 2007. I am pleased to report that these two 2007 acquisitions add considerably to our revenues and profitability.

Our consolidation initiatives are driven by several factors, including a desire to improve profitability and to address the evolving demands of the industry. Prime contractors are interested in dealing with fewer, more sophisticated and better capitalized suppliers. It is our belief that those suppliers that do not consolidate and expand face an almost certain demise.

There is also a generational transition at work in our industry; i.e., entrepreneurs who built their businesses face succession challenges and are often desirous of liquidity. Other industry trends – that portend strong demand - work in our favor as well. From global unrest, to the development of third world nations, to the resurgence of commercial air travel and cargo distribution, there are multiple drivers of long term industry growth. Demand for aircraft and replacement parts – both commercial and military – are forecast to be strong for the foreseeable future.

At the beginning of 2006, our business at AIM had a majority of its revenues derived from Sikorsky Aircraft Corp. A strike at Sikorsky in mid-2006 and subsequent disruptions that it faced overhauling its production processes served to negatively impact our financial results in recent quarters. This was an operational challenge that we sought to mitigate through internal growth and acquisition programs. Sikorsky reports that the factors influencing production are being addressed. Our management believes, therefore, that the second half of 2007 should see a marked improvement. In addition to a resumption of normal order flow, we executed a contract extension with Sikorsky (through 2012) for $50 million in parts for the BLACK HAWK helicopter program.

While we are energized by our relationship with Sikorsky, we have taken meaningful steps to lessen our reliance on them. Dual initiatives are underway: first, our enhanced engineering prowess at AIM has augmented our efforts to attract new business – and we believe that those efforts will bear fruit later this year. Second, our acquisition program has served to lower our concentration of revenues at Sikorsky – as well as to improve our revenue mix to include a greater contribution from the commercial sector. I am very pleased to report that we see more, highly accretive opportunities in the marketplace.

We believe that our efforts will build significant shareholder value. One measure of that is financial performance, where real progress is unfolding. In 2006, we reported $33 million in revenue and a small loss. We recently provided guidance for consolidated run rates by the end of 2007 for revenue within the range of $57 million to $60 million, earnings before interest, taxes, depreciation and amortization ("EBITDA") within the range of $4.5 million to $6.0 million, and net income within the range of $2.0 million to $2.5 million.

Our guiding principles have proven attractive to acquisition targets – and to recruiting and retaining key personnel. Moreover, they will further the development of our global brand. We emphasize a strong work ethic, an unending dedication to quality, and the delivery of value to our customers. With shared vision and purpose, we believe that the *new* Air Industries Group will continue to grow through diversification of products and services, with our customers placing greater reliance on us - and placing more revenue opportunities in our path.

The success we have enjoyed to date and our ability to fulfill our future promise is made possible by the contributions of many. Above all, we are grateful for the hard work and dedication of our employees, management, and board of directors – a team of over 200 individuals, and growing. We are also appreciative of the financial support demonstrated by our stakeholders and the confidence placed in us by many of the world's most prominent aerospace contractors. This foundation has positioned us to capitalize on a proven strategy that is aligned with favorable industry trends. These are exciting times for the Company and our shareholders stand to reap the rewards.

Sincerely,

James A. Brown
Chairman of the Board

Special Note Regarding Forward-Looking Statements

Our disclosure and analysis in this report contain some forward-looking statements. Certain of the matters discussed concerning our operations, cash flows, financial position, economic performance and financial condition, including, in particular, future sales, product demand, competition and the effect of economic conditions include forward-looking statements within the meaning of section 27A of the Securities Act and Section 21E of the Exchange Act.

Statements that are predictive in nature, that depend upon or refer to future events or conditions or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" and similar expressions are forward-looking statements. Although we believe that these statements are based upon reasonable assumptions, including projections of orders, sales, operating margins, earnings, cash flow, research and development costs, working capital, capital expenditures, distribution channels, profitability, new products, adequacy of funds from operations, these statements and other projections and statements contained herein expressing general optimism about future operating results and non-historical information, are subject to several risks and uncertainties, and therefore, we can give no assurance that the objectives or goals included in these statements will be achieved.

You are cautioned that our forward-looking statements are not guarantees of future performance and actual results or developments may differ materially from the expectations expressed in the forward-looking statements. As for the forward-looking statements that relate to future financial results and other projections, actual results will be different due to the inherent uncertainty of estimates, forecasts and projections and may be better or worse than projected. Given these uncertainties, you should not place any reliance on these forward-looking statements. These forward-looking statements also represent our estimates and assumptions only as of the date that they were made. We expressly disclaim a duty to provide updates to these forward-looking statements, and the estimates and assumptions associated with them, after the date of this report to reflect events or changes in circumstances or changes in expectations or the occurrence of anticipated events. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures we make in our Form 10-KSB, Form 10-QSB and Form 8-K reports filed with the SEC. Our statements in this report are qualified by the cautionary discussion of risk and uncertainties set forth in Item 1 ("Business") of our Form 10-KSB under the caption "Risk Factors." These are factors that we think could cause our actual results to differ materially from expected results. Other factors besides those listed in our Form 10-KSB could also adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

The information included in this report has been derived from our Annual Report on Form 10-KSB for the year ended December 31, 2006 and our Current Reports on Form 8-K filed with the SEC. As used in this report, terms such as the "Company," "we," "us" and "our," refer to (i) Gales Industries Incorporated, a Delaware corporation, (ii) our 100% owned Delaware subsidiary, Gales Industries Merger Sub, Inc. ("Merger Sub"), and (iii) Air Industries Machining, Corp., a New York corporation ("AIM") which is wholly owned by Merger Sub. When we refer to "Ashlin" in this report, we are referring to Ashlin Development Corporation, our company prior to the transactions of November 30, 2005. The information in this report reflects a 1-for-1.249419586 reverse split of our common stock which became effective as of November 21, 2005.

You may obtain a copy of our Annual Report on Form 10-KSB for the year ended December 31, 2006 (the "2006 Form 10-KSB"), without charge, upon written request addressed to our executive offices, 1479 North Clinton Avenue, Bay Shore, New York 111706 Attention: Secretary. You also may obtain copies of exhibits filed with our 2006 Form 10-KSB upon written request to that address upon payment of a nominal fee to cover our reasonable expenses of providing those exhibits. You also may access our 2006 Form 10-KSB at the website maintained by the SEC at www.sec.gov.

Our Corporate History

On November 30, 2005, our predecessor, Ashlin, consummated a Merger Agreement dated November 14, 2005 with Gales Industries Incorporated, a privately-held Delaware corporation ("Original Gales"), and in connection with the merger, we issued 10,673,107 shares of our common stock, representing 74% of our then outstanding shares, and 900 shares of our Series A Convertible Preferred Stock, initially convertible into 40,909,500 shares of our common stock, for all outstanding common shares and preferred shares of Original Gales. As a result of the transaction, the former stockholders of Original Gales became the controlling stockholders of our company. The transaction was treated for accounting purposes as a reverse acquisition and the transaction has been accounted for as a recapitalization of Original Gales rather than a business combination. Consequently, the historical financial statements of Original Gales are now the historical financial statements of our company.

Immediately prior to the closing of the merger, Original Gales acquired all of the outstanding capital stock of AIM, pursuant to a Purchase Agreement entered into on July 25, 2005. Because of the change in ownership, management and control that occurred in connection with the acquisition of AIM, for financial reporting purposes the acquisition was accounted for as a purchase. Immediately after the acquisition, AIM acquired its corporate campus located in Bay Shore, New York, from the former shareholders of AIM.

On February 15, 2006, we changed our name from Ashlin Development Corporation to Gales Industries Incorporated and changed our state of incorporation from Florida to Delaware. Prior to January 25, 2005, we were known as Health & Nutrition Systems International, Inc. and we were organized under that name in the State of Florida in October 1993.

On October 15, 2004, we filed in the Southern District of Florida a plan of reorganization under Chapter 11 of the United States bankruptcy code. The Court confirmed our plan of reorganization on January 10, 2005 and it was declared effective on January 21, 2005. We formally emerged from bankruptcy protection on April 29, 2005, without any operating business.

On April 13, 2007, our Board of Directors adopted an amendment to our Certificate of Incorporation, subject to stockholder approval, changing our name to Air Industries Group, Inc.

Our principal offices are at 1479 North Clinton Avenue, Bay Shore, New York 11706 and our telephone number is (631) 968-5000.

Our Business

Through our wholly-owned subsidiary, AIM, we manufacture aircraft structural parts and assemblies principally for prime defense contractors in the aerospace industry, including Sikorsky, Lockheed Martin, Boeing and Northrop Grumman.

On April 16, 2007, we purchased all of the outstanding capital stock of Sigma Metals, Inc., a New York corporation under a Stock Purchase Agreement, dated as of January 2, 2007. Sigma Metals is a specialty distributor of strategic metals, primarily aluminum, stainless steels of various grades, titanium and other exotic end user specified materials. Sigma's products are sold to both aerospace/defense contractors as well as commercial accounts throughout the United States and numerous international markets. Customers include the world's largest aircraft manufacturers, subcontractors, original equipment manufacturers and various government agencies. For additional information concerning the acquisition, see our Current Report on Form 8-K filed on April 18, 2007.

On March 9, 2007, we entered into a Stock Purchase Agreement to acquire all the outstanding shares of Welding Metallurgy, Inc., a New York corporation. Welding Metallurgy is engaged in the aerospace welding, fabricating and tubebending business. It manufactures parts and subassemblies for several major aircraft manufacturers, including Boeing and Northrop Grumman. The closing of the acquisition is subject to certain conditions, including the consent of our lender and our ability to obtain additional financing to complete the acquisition. We cannot assure you that we will be able to complete the acquisition of Welding Metallurgy. For additional information concerning this possible acquisition, see our Current Report on Form 8-K filed on March 15, 2007.

About AIM

Founded in 1969, AIM manufactures aircraft structural parts and assemblies principally for prime defense contractors in the defense/aerospace industry, including Sikorsky, Lockheed Martin, Boeing and Northrop Grumman. Approximately 85% of AIM's revenues are derived from sales of parts and assemblies directed toward military applications, although direct sales to the military (U.S. and NATO) constitute less than 8.5% of AIM's revenues. The remaining 15% of revenues represent sales in the airframe manufacturing sector to major aviation manufacturers such as Boeing. AIM is a provider of flight critical, technically complex structures: AIM's parts are installed onboard Sikorky's VH-3D, otherwise known as Marine One, the primary Presidential helicopter, and on Air Force One, Boeing's 747-2000B customized for use by the President.

AIM has evolved from being an individual parts manufacturer to being a manufacturer of subassemblies (i.e., being an assembly constructor) and being an engineering integrator. AIM currently produces over 2,400 individual products (SKU's) that are assembled by a skilled labor force into electromechanical devices, mixer assemblies, and rotorhub components for Blackhawk helicopters, rocket launching systems for the F-22 Raptor Advanced Stealth Fighter, arresting gear for the E2C Hawkeye and US Navy Fighters, vibration absorbing assemblies for a variety of Sikorsky helicopters, landing gear components for the F-35 Joint Strike Fighter, and many other subassembly packages. AIM's achievements in manufacturing quality control have enabled it to receive various international certifications that distinguish it from less qualified manufacturers, as well as several highly technical, customer-based proprietary quality approvals, including supplier of the year awards from customers such as United Technologies and Northrop Grumman.

AIM is the largest supplier of flight safety components for Sikorsky. Sales of parts and services to Sikorsky accounted for approximately 61% of AIM's revenues during 2006, and are subject to General Ordering Agreements which were recently renegotiated and extended through 2012.

The parts and subassemblies produced by AIM are built to customer specifications and are not protected by patents, trademarks or other rights owned or licensed by AIM. As a result, AIM is not required to procure product liability insurance for such parts and subassemblies because such insurance is provided for by the customer. Historically, AIM has spent little or no money on the development of new proprietary products. We did not have any expenditures for research and development in 2006 and 2005. In the past AIM has spent capital to acquire and retool machinery and equipment to enable it to qualify to bid on contracts to produce parts and subassemblies needed by its customers or, once such a contract was obtained, to improve its manufacturing efficiencies to increase its profits from a contractor or ensure that the contract would be retained as future quantities of the product were required.

Sales and Marketing

Our approach to sales and marketing can be best understood through the concept of customer alignment. The aerospace industry is dominated by a small number of large prime contractors and equipment manufacturers. We seek to position ourselves within the supply chain of these contractors and manufacturers to be selected for subcontracted projects as they develop.

Successful positioning requires that a company qualify to be a preferred supplier by achieving and maintaining independent third party quality approval certifications, specific customer quality system approvals and top supplier ratings through strong performance on existing contracts.

In addition to maintaining our status as a preferred supplier, we work closely with customers to assure that our investments are concentrated in production capabilities that are aligned with customer sourcing and subcontracting strategies. Also, we constantly work to support our customers in their political, industrial and international initiatives.

Initial contracts are usually obtained through competitive bidding against other qualified subcontractors, while follow-on contracts are usually obtained by successfully performing initial contracts. Our long-term business base generally benefits from barriers to entry resulting from investments, certifications and manufacturing techniques developed during the initial manufacturing phase.

As our business base grows with targeted customers and significant market share is obtained, we endeavor to develop our relationship to one of a partnership where initial contracts are also obtained as single source awards and follow-on pricing is negotiated on a cost plus basis.

Our Market

During most of the 1990s, defense spending remained flat or experienced a slight decline. In the late 1990's and the early years of the new millennium, Boeing experienced some market share loss to Airbus which adversely affected the domestic aerospace business. The events of 9/11 caused a further deterioration in the domestic commercial aircraft industry, which had been poised for growth as a result of the anticipated replacement of aging airframes.

More recently, the United States defense budget is at an all time high and is currently expected to continue at this level through the Bush Administration and for the next several years. In addition, the world wide commercial aircraft industry is experiencing an increase in activity as a consequence of significant growth in passenger flights and air cargo traffic, and the development of the Boeing 787 Fuel Efficient Dreamliner. Increased utilization of existing resources in the commercial aircraft industry should result in demand for our services. More specific to our business, the war on terrorism has hastened the need to replace older helicopters in the various state Army and Air National Guard Units with up to date Blackhawk models as these units have been mobilized to serve in Afghanistan and Iraq. We are the largest supplier of flight critical parts for the Sikorsky Blackhawk.

Our Backlog

We have a number of long-term multi-year general purchase agreements with several of our customers. These agreements specify the part number, specifications and price of the covered products for a specified period, but do not authorize immediate shipment. These agreements do not obligate a customer to buy required products from us. Nevertheless, generally, before a customer will award such an agreement, we or any other supplier must demonstrate the ability to produce products meeting the customer's specifications at an acceptable price. It is a time consuming process for a customer to qualify us or any other supplier for a particular part or subassembly, so most customers tend to limit the number of contracts awarded and, so long as performance is acceptable, will only seek to re-bid a contract at lengthy intervals. Customers issue release orders against these contracts periodically to satisfy their needs. In addition to our long term agreements, we regularly enter into agreements with customers calling for a specified quantity of a product at a fixed price on firm delivery dates.

Our "firm backlog" includes all fully authorized orders received for products to be delivered within the forward 18-month period. The "projected backlog" includes the firm backlog and forecasted demand from our base of leading prime aerospace/defense contractors for product releases against existing general purchase agreements ("GPA's"). Although the forecasted releases against GPA's within the forward 18-month period are included in the "projected backlog", we may actually receive additional substantial "follow-on" awards through the balance of a GPA period, some of which currently extend through 2012. The backlog information set forth herein does not include the sales that we expect to generate from long-term agreements associated with long-term production programs but for which we do not have actual purchase orders with firm delivery dates.

As of March 15, 2007, our 18-month "firm backlog" was approximately $37.3 million and our "projected backlog" as of that date for the same 18-month period which includes both the firm backlog as well as anticipated order releases against long term agreements with our prime aerospace contractors was approximately $60.0 million.

Competition

The markets for our products are highly competitive. For the most part we manufacture items to customer design and compete against companies that have similar manufacturing capabilities in a global marketplace. Consequently, our ability to obtain contracts is tied to our ability to provide quality products at competitive prices which requires continuous improvements in our capabilities to assure competitiveness and value to our customers. Our marketing strategy involves developing long term ongoing working relationships with customers based on large multi-year agreements which foster mutually advantageous relationships.

Many of our competitors are well-established subcontractors engaged in the supply of aircraft parts and components to prime military contractors and commercial aviation manufacturers, including Monitor Aerospace, a division of Stellex Aerospace, Hydromil, a division of Triumph Aerospace Group, Heroux Aerospace and Ellanef Manufacturing, a division of Magellan Corporation. Many of our competitors are divisions of larger companies having significantly larger infrastructures, greater resources and the capabilities to respond to much larger contracts.

Raw Materials and Replacement Parts

As a product integrator our manufacturing processes require substantial purchases of raw materials, hardware and subcontracted details. As a result, much of our success in meeting customer demand involves effective subcontract management. Price and availability of many raw materials utilized in the aerospace industry are subject to volatile global markets. Most suppliers are unwilling to commit to long-term contracts, which can represent a substantial risk as our strategy often involves long term fixed pricing with our customers. We believe that the availability of raw materials to us is adequate to support our operations.

We have approximately 14 key sole-source suppliers of various parts that are important for one or more of our products. These suppliers are our only source for such parts and, therefore, in the event any of them were to go out of business or be unable to provide us parts for any reason, our business could be materially adversely affected.

Future Expansion and Acquisition Strategy

Since the 1990's, the aerospace and defense and industries have undergone a radical restructuring and consolidation. The largest prime contractors have merged, resulting in fewer, but larger, entities. A prime example is Boeing, which acquired McDonnell Douglas. Others include Lockheed Martin, the result of Lockheed's acquisition of Martin Marietta, and the aerospace divisions of General Dynamics and Northrop Grumman, which fused together Northrop, Grumman, Westinghouse and Litton Industries into one entity.

This trend has permeated through the industry eliminating many companies as the prime contractors streamlined their supply chains. To survive, companies must invest in systems and infrastructures that align their capabilities with the needs of the prime contractors. At a minimum, Tier III and IV suppliers must be fully capable to interactively work within a computer aided three dimensional automated engineering environment and must have third party quality system certifications attesting to their abilities.

The industry's drive to efficiency will create enhanced pressures on many aerospace/defense critical component manufacturers, particularly those with \$15-\$100 million in annual sales, referred to herein as the "Tier III/IV Manufacturing Sector", and these manufacturers will have to either upgrade their systems to achieve quality approvals or leave the industry.

In response to this drive towards greater operating and economic efficiency, our objective is to achieve a leading role in the consolidation of the Tier III and IV Manufacturing Sectors. In this regard, our core strategy will be to selectively acquire synergistic manufacturers of "lynchpin" products and technologies, upon which larger, more complex and key defense systems and platforms can be established. We believe that numerous acquisition opportunities of this kind exist, particularly given the evolutionary stage of a number of existing businesses in the sector, the age of many of the owner-principals and their perceived and stated desire to facilitate a liquidity event for their investment in the near term. Furthermore, we believe that by executing a well-defined consolidation strategy in the Tier III and IV Manufacturing Sectors, we will be able to achieve significant cost savings, operational efficiencies and overall economic synergies.

AIM was our initial strategic acquisition and will serve as our operating platform for subsequent acquisitions and organic growth.

We will focus on acquiring profitable, privately held entities or divisions of larger entities with annual sales between $15 and $100 million in the aerospace and defense-related fields. Initially, we will seek enterprises whose products are synergistic and complementary to AIM's current product line and which can benefit from our existing engineering talents and manufacturing capabilities. We will look for candidates whose products are components of larger mission critical systems and which can be upgraded from simple parts to complex, higher-margin component system subassemblies through the use of AIM's engineering talents. We intend to focus on entities with reputations for high quality standards whose management can be absorbed into our company. When possible, we will seek to combine existing operations to absorb excess capacity and eliminate duplicative facilities. It is contemplated that future acquisitions will be facilitated by using our stock, cash or debt financing, or some combination thereof. Given our limited available cash, it is likely that we will have to rely upon seller financing or debt financing provided by third parties to complete acquisitions for the foreseeable future. We cannot assure you that such financing will be made available to us and, our need to rely upon such sources may make it difficult for us to complete any transaction in competition with larger, better capitalized competitors.

We also intend to expand our operations through internal growth. We will seek to attract new customers through proactive industry marketing efforts, including direct sales programs, participation at trade shows, technical society meetings and similar activities. Additionally, we will seek to capitalize on our engineering capabilities by partnering with other lower cost manufacturers which can benefit from our expertise.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Introduction

AIM manufactures aircraft structural parts and assemblies, principally for prime defense contractors in the defense/aerospace industry. Approximately 85% of AIM's revenues are derived from sales of parts and assemblies directed toward military applications, although direct sales to the military (U.S. and NATO) constitute less than 8.5% of AIM's revenues. The remaining 15% of revenues represent sales in the airframe manufacturing sector to major aviation manufacturers.

AIM has evolved from being an individual parts manufacturer to being a manufacturer of subassemblies (i.e., being an assembly constrictor) and being an engineering integrator. AIM currently produces over 2,400 individual products (SKU's) that are assembled by a skilled labor force into electromechanical devices, mixer assemblies, rotorhub components, rocket launching systems, arresting gear, vibration absorbing assemblies, landing gear components and many other subassembly packages.

Sales of parts and services to one customer accounted for 61% of AIM's revenue in 2006, and are subject to General Ordering Agreements which were recently renegotiated and extended through 2012.

Prior to the acquisition of AIM, Original Gales had no operating assets. Because of the change in ownership, management and control that occurred, for financial reporting purposes, the acquisition of AIM was accounted for as a purchase by Original Gales. Accordingly, the purchase price was allocated among AIM's assets and liabilities based upon their fair values as of the completion of the acquisition. Because the purchase price, net of the liabilities assumed, exceeded the fair value of the assets acquired, Original Gales recorded goodwill of $1,265,963. Because the acquisition of AIM's corporate campus was completed subsequent to the acquisition of AIM, the shareholders of the entities which owned the real estate were not affiliates of AIM as of the time the real estate acquisition was completed. Therefore, the acquisition of the real estate was treated as a purchase by AIM and the purchase price and related acquisition costs, which approximated the fair market value of the property, were reflected on Original Gales' financial statements (which now form the basis of our financial statements) as the basis of the real estate.

As a result of the merger, the historical financial statements of Original Gales became our historical financial statements. Further, because AIM is a predecessor of Original Gales and our company for financial reporting purposes, AIM's financial statements for periods prior to December 1, 2005 have been included in this report.

In the table presented below, the financial statements for the year ended December 31, 2005 are those of Original Gales, inclusive of the activity of AIM from November 30, 2005. The Management's Discussion and Analysis below includes the combined results of operations of Original Gales and AIM (unaudited) for the 2005 year as if these entities were combined for that period. To provide a basis for comparison, there is also included below historical financial information of AIM for the year ended December 31, 2004. AIM historically operated as a private company. We cannot assure you that our future operating results will be comparable to those achieved by AIM in the past and the financial statements of AIM set forth in this report are not indicative of our future results of operations. It should also be noted that prior to the acquisition, AIM operated as a Subchapter S company and incurred no income taxes. For purposes of the following discussion, we have assumed that AIM incurred income taxes during years 2004 and 2005 at an effective rate of 40.02%.

The following discussion and analysis should be read in conjunction with the financial statements and notes included with this report.

Results of Operations

The following table sets forth, for the periods indicated, certain components of our statements of operations:

	Year Ended December 31,		
	2006	2005(1)	2004(2)
Net Sales	$33,044,996	$30,735,103	$24,818,333
Cost of Sales	28,002,942	26,426,553	21,400,878
Gross Profit	5,042,054	4,308,550	3,417,455
Selling Expenses	601,011	357,854	321,727
G&A Expense	3,789,587	2,440,194	1,356,809
Interest Expense	1,040,108	759,552	505,425
Minority Interest	74,904	131,552	
Other Expenses	246,659		
Other Income	88,711	2,573	
Income before Provision for taxes	153,400	676,046	1,104,515
Provision for Taxes (3)	489,969	271,770	444,015
Net Income (3)	336,569)	404,276	660,550

(1) The information for December 31, 2005, combines the operating results of Original Gales and AIM, operating as a Subchapter S corporation for the period January 1, 2005 through November 30, 2005.
(2) The information for December 31, 2004 is from the audited operating statements of AIM.
(3) Prior to November 30, 2005, AIM elected to be treated under Subchapter "S" of the Internal Revenue Code and incurred no income taxes For purposes of presentation, taxes were calculated using an effective 40.02% tax rate in accordance with FAS 109.

Year ended December 31, 2006 compared to year ended December 31, 2005 (pro forma)

Net Sales. Net sales were $33,044,996 in the year ended December 31, 2006 ("Fiscal 2006"), an increase of $2,309,893 (7.5%) from net sales of $30,735,103 in Fiscal 2005. The increase in net sales was attributable to continued significant growth in sales in the military aerospace sector resulting from increased military activity, together with price increases that took effect in late 2005 and continued through 2006 under a number of our long term agreements with a significant customer.

Our net sales for Fiscal 2006 were substantially greater than our net sales for Fiscal 2005. Nevertheless, net sales during the second half of 2006 were less than the amount recorded during the first half of 2006, but modestly higher than net sales in the second half of Fiscal 2005. This decrease in net sales during the second half of 2006 resulted primarily from the need to prepare for production of subassemblies for the Joint Strike Fighter ("JSF") landing gear, and the E2D arresting gear. We delivered the first article for the

JSF landing gear during December 2006, and the first article of the E2D arresting gear in the first quarter of 2007.

Sales during the second half of 2006 were also negatively impacted by a decision by our largest customer to delay deliveries of units previously projected to be delivered during this time period. These delivery delays have continued through the first quarter of 2007 and are reflected in higher inventory levels and lower revenue than anticipated. These delivery delays are the result of a strike at the aforementioned customer's facility earlier in 2006 and its continued inability to achieve complete production recovery.

Gross Profit. Gross profit was $5,042,054 in Fiscal 2006 (15.3% of net sales), compared to gross profit of $4,308,550 in Fiscal 2005 (14.0% of net sales). The increase in gross profit reflects the increase in revenues and as well as the increase in gross profit as a percentage of sales. The increase in gross profits as a percentage of sales represents a continuation of the shift in our production to higher margin military products.

Selling Expenses. Selling expenses were $601,011 in Fiscal 2006, an increase of $243,157(67.9%) from selling expenses of $357,854 in Fiscal 2005. The increase in selling expenses reflects an increase in shipping supplies, transportation expenses and depreciation of transportation equipment, partially offset by decreases in field engineering expenses and out bound freight expenses.

General and Administrative Expenses. General and administrative expenses were $3,789,587 in Fiscal 2006, an increase of $1,349,393 (55.3%) from general and administrative expenses of $2,440,194 in Fiscal 2005. The increase was primarily due to an increase in officers' salaries, an increase in office personnel to support the increased sales, an increase in professional fees attributable to legal, accounting and audit fees and preparations for compliance with Sarbanes-Oxley, as well as consulting costs incurred in connection with modifications to AIM's information technology network. In addition, Fiscal 2006 reflects non-cash compensation charges resulting from the grant of options to management under our Stock Option Plan. In addition, we incurred a bad debt expense of $177,444 based upon management's assessment of the collectibility of certain outstanding receivables.

Interest and Amortization Expense. Interest and amortization expense was $1,040,108 in Fiscal 2006, an increase of $280,556 (36.9%) from interest expense of $759,552 in Fiscal 2005. The increase in interest expense resulted from an increase in borrowing rates as well as additional interest expense as a result of the financing of the acquisition of AIM and the purchase of AIM's real estate.

Minority Interest. Minority interest represents the income attributable to AIM's real estate realized by the affiliates of AIM that owned the real estate prior to its acquisition by AIM in 2005. Because the real estate was owned by AIM at the beginning of 2006 there was no minority interest income in 2006, as compared to minority interest income of $74,904 in Fiscal 2005.

Income before provision for income taxes was $153,400 in Fiscal 2006, a decrease of $522,646 (77.3%) from income before income taxes of $676,046 in Fiscal 2005. The income before taxes in 2005 combines the income earned by AIM during the eleven month period ended November 30, 2005 of $1,425,750, with a $749,704 loss incurred during December 2005. The decrease in income during Fiscal 2006, resulted primarily from the impact on AIM's business of the acquisition, together with expenses incurred by us to comply with our reporting obligations as a public entity and orders deferred during the second half of 2006 due to a strike at the aforementioned customer's facility earlier in 2006. Income during 2006 was positively impacted by a gain of $300,037 on the sale of our corporate campus and a gain of $53,047 on the sale of a life insurance policy. Absent these non-recurring items, we would have incurred a pre-tax net loss of $199,684.

Provision for Income Taxes. The increase in the Provision for Income Taxes to $489,969 for Fiscal 2006 as compared to $271,770 for Fiscal 2005, primarily reflects the taxes payable as a result of the sale of our corporate campus, partially offset by the reduction in taxes payable as a result of the decrease in our operating income.

Year ended December 31, 2005 (pro forma) compared to year ended December 31, 2004 (pro forma)

Net Sales. Net sales were $30,735,103 in the year ended December 31, 2005 ("Fiscal 2005"), an increase of $5,916,700 (23.8%) from net sales of $24,818,333 in Fiscal 2004. The increase in net sales was attributable to continued significant growth in sales in the military aerospace sector resulting from increased military activity, together with price increases that took effect in late 2005 under a number of our long term agreements with a significant customer.

Gross Profit. Gross profit was $4,308,550 in Fiscal 2005 (14.0% of net sales), compared to gross profit of $3,417,455 in Fiscal 2004 (13.8% of net sales). The increase in gross profit reflects the increase in revenues. The increase in gross profits as a percentage of sales represents a continuation of the shift in production to higher margin military products.

Selling Expenses. Selling expenses were $357,854 in Fiscal 2005, an increase of $36,127 (11.2%) from selling expenses of $321,727 in Fiscal 2004. The increase in selling expenses reflects an increase in shipping supplies, transportation expenses and depreciation of transportation equipment partially offset by decreases in field engineering expenses and out bound freight expenses.

General and Administrative Expenses. General and administrative expenses were $2,440,194 in Fiscal 2005, an increase of $1,083,385 (79.8%) from general and administrative expenses of $1,356,809 in Fiscal 2004. The increase was primarily due to an increase in officers' salaries, an increase in office personnel to support the increased sales, an increase in professional fees attributable to legal, accounting and audit fees, as well as consulting costs incurred in connection with modifications to AIM's information technology network. In addition, Fiscal 2005 reflects non-cash compensation charges resulting from the grant of options to management under our Stock Option Plan. In addition, we incurred a bad debt expense of $45,000 in Fiscal 2005 based upon management's assessment of the collectibility of certain outstanding receivables.

Interest Expense. Interest expense was $759,552 in Fiscal 2005, an increase of $254,127 (50.3%) from interest expense of $505,425 in Fiscal 2004. The increase in interest expense resulted from an increase in borrowing rates, as well as additional interest expense as a result of the financing of the acquisition of AIM and purchase of the real estate.

Minority Interest. Minority interest represents the income attributable to AIM's real estate realized by the affiliates of AIM that owned the real estate prior to its acquisition by AIM in 2005. Minority interest income was $74,904 in Fiscal 2005, a decrease of $56,648 from $131,552 in Fiscal 2004. The decrease reflects the elimination of the interest of AIM's affiliates as a result of the acquisition of the real estate by AIM on November 30, 2005.

Income before provision for income taxes was $676,046 in Fiscal 2005, a decrease of $428,469 (38.8%) from income before taxes of $1,104,515 in Fiscal 2004. The income before taxes in 2005 combines the income earned by AIM during the eleven month period ended November 30, 2005 of $1,854,219, with a $749,704 loss incurred during December 2005. The loss resulted primarily from the impact on AIM's business of the acquisition, together with expenses relating to us as a new public entity.

Impact of Inflation

Inflation has not had a material effect on our results of operations.

Financial Liquidity and Capital Resources

Prior to our acquisition of AIM on November 30, 2005, AIM financed its operations and investments principally through revenues from operations. As a private company, AIM did not have many of the expenses which we have as a public company. In connection with the acquisition of AIM and AIM's acquisitions of its headquarters in November 2005, we undertook various significant commitments, including a secured loan facility with PNC Bank which included a $9 million revolving credit facility, a $3,500,000 term loan and a $1,500,000 equipment line; promissory notes in the principal amount of $1,627,262 due the former shareholders of AIM and the obligation to pay dividends (in-kind prior to an event of default) to the holders of the Convertible Preferred Stock issued to finance the acquisition of AIM.

In October, 2006, we sold and leased back our corporate campus for gross proceeds of $6,200,000. We used a substantial portion of the net proceeds of this transaction to reduce our obligations under the loan facility. The balance of the term loan was reduced by $2,800,000 and the remaining balance of $383,330 became an Amended and Restated Term Note providing for principal payments of $10,648 per month. On January 10, 2007, we and PNC further amended the terms of the loan facility to revise the formula to determine the amounts of revolving advances permitted to be borrowed under the loan facility. The amount that we are permitted to borrow as a revolving advance under the loan facility is based on a percentage of our eligible receivables, which now includes government receivables that have not been assigned by us.

In addition to the reduction in the amount outstanding under the loan facility, as a result of the declaration of the effectiveness of our registration statement in August 2006, the outstanding shares of Preferred Stock were automatically converted into common stock, eliminating the dividend payable to the holders of the Preferred Stock other than the amounts accrued during the period of default.

As a result of the foregoing actions, as of December 31, 2006, our long term debt consisted of $5,800,697 outstanding under our loan facility, $1,482,962 due on the notes to the former shareholders of AIM (which amount was reduced in January 2007 by an aggregate of $665,262 when Peter Rettaliata and Dario Peragallo converted their notes into shares of our common stock) and capital lease obligations of $959,817. In addition, reflecting the sale leaseback of its corporate campus, we now pay approximately $45,000 per month as rent, plus $15,662 to fund real estate tax escrow accounts and other reserves held by the landlord.

The loan facility is secured by a lien on substantially all of our assets. Amounts outstanding under the revolving credit portion of the loan facility accrue interest at a fluctuating rate that is paid monthly. The term loan portion of the loan facility is payable in 34 equal monthly payments of $10,648 plus interest, with the balance due at the time of the final payment. We believe that all of the applicable interest rates under the loan facility are consistent with prevailing interest rates in the lending industry.

Prior to our acquisition of AIM, AIM was a Subchapter S corporation and periodically made distributions to its shareholders. AIM distributed to its shareholders $1,175,279 during the eleven months ended November 30, 2005 and $561,557 during the year ended December 31, 2004. Those distributions were in amounts sufficient to allow the shareholders of AIM to pay the taxes owed on their proportionate share of AIM's income from the fiscal year immediately preceding such distributions and, in the case of certain distributions, to allow two of AIM's shareholders to pay the purchase price owed to a former shareholder of AIM who sold all of his shares of AIM to such two shareholders. We do not anticipate paying dividends to our shareholders for the foreseeable future.

At December 31, 2006, as a result of our loan agreements with PNC bank, which requires that all cash balances be swept into our loan accounts, we had no cash and cash equivalents. Our working capital as of December 31, 2006, was $4,911,354 as compared to $4,113,235 as of December 31, 2005.

We used approximately $729,526 in our operations during Fiscal 2006 as compared to $1,162,972 used in operating activities during Fiscal 2005. The use of cash reflects the net loss incurred by us of $336,569, increased by an increase in accounts receivable of $1,062,789 and an increase in inventory of $2,653,851, partially offset by an increase in accounts payable of $2,353,797, an increase of $653,426 in income taxes payable and depreciation of $597,009. The increase in inventories reflects a decision by one of our largest customers to delay deliveries of units previously projected to be delivered during the second half of 2006. These delivery delays are the result of a strike at the aforementioned customer's facility earlier in 2006.

We generated approximately $5,417,704 in Fiscal 2006 through the sale of AIM's real estate campus, which amount was partially offset by purchases of equipment in the amount of $812,372 and $448,530 deposited to secure obligations under the lease for AIM's corporate campus. The funds generated from the sale of AIM's corporate campus primarily were used to reduce amounts payable under our loan facility by approximately $4,170,099.

We expect that cash flows from operations and amounts available under our loan facility will be sufficient to pay our obligations for the next twelve months as they arise. However, we may require additional financing to expand our business internally and will require additional financing to complete our contemplated acquisitions. We intend to finance the acquisitions currently contemplated through a combination of debt and equity. The incurrence of additional debt will require the consent of PNC and will increase the leverage of our business. The issuance of equity securities, whether in the form of common or preferred shares, could dilute the interests of our current shareholders. There can be no assurance that the necessary debt or equity financing will be available to us on acceptable terms, if at all. If such financing is not available, we may not be able to expand our business internally or make acquisitions.

Critical Accounting Policies

We have identified the policies below as critical to our business operations and the understanding of our financial results.

Inventory Valuation

We value inventory at the lower of cost on a first-in-first-out basis or market.

We purchase inventory only when it has signed non-cancellable contracts with its customers for orders of its finished goods. We occasionally produce finished goods in excess of purchase order quantities in anticipation of future purchase order demands, but historically this excess has been used in fulfilling future purchase orders. We occasionally evaluate inventory items that are not secured by a purchase orders and reserves for obsolescence accordingly. We also reserve an allowance for excess quantities, slow-moving goods and obsolete items.

Revenue Recognition

We recognize revenue in accordance with Staff Accounting Bulletin No. 104, "Revenue Recognition." We generally recognize revenue when products are shipped and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists, and the sales price is fixed or determinable. Payments received in advance from customers for products delivered are recorded as customer advance payments until earned, at which time revenue is recognized.

Income Taxes

Income taxes are calculated using an asset and liability approach as prescribed by SFAS No. 109, Accounting for Income Taxes. The provision for income taxes includes federal and state taxes currently payable and deferred taxes, due to temporary differences between financial statement and tax bases of assets and liabilities. In addition, future tax benefits are recognized to the extent that realization of such benefits is more likely than not. Valuation allowances are established when management determines that it is more likely than not that some portion or all of the deferred asset will not be realized. The effect of a change in tax rates is recognized as income or expense in the period of change.

Stock-Based Compensation

In December 2004, the FASB issued SFAS 123(R) which is a revision of SFAS No.123 and supersedes Accounting Principles Board Opinion No. 25. SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values at the date of grant. We recorded an expense of $167,126 and $121,297 for the years ended December 31, 2006 and 2005, respectively, in accordance with the measurement requirements under SFAS No. 123(R)

Goodwill

Goodwill represents the excess of the acquisition cost of businesses over the fair value of the identifiable net assets acquired. We apply SFAS No. 142, Goodwill and Other Intangible Assets and accordingly do not amortize goodwill but test it for impairment. We will perform impairment testing for goodwill annually, or more frequently when indicators of impairment exist, using a two-step approach. Step one compares the fair value of the net assets of the relevant reporting unit (calculated using a discounted cash flow method) to its carrying value, a second step is performed to compute the amount of the impairment. In this process, a fair value for goodwill is estimated, based in part on the fair value of the operations, and is compared to its carrying value. The shortfall of the fair value below carrying value represents the amount of goodwill impairment. Goodwill is reviewed for potential impairment at the reporting unit level on an annual basis, or in interim periods if events or circumstances indicate a potential impairment. The reporting units utilized for this test were those that are one level below the business segments identified at the beginning of Business Segment Operations. The impairment test is performed in two phases. The first step of the Goodwill impairment test compares the fair value of the reporting unit with its carrying amount, including Goodwill. If the fair value of the reporting unit exceeds its carrying amount, Goodwill of the reporting unit is considered not impaired; however, if the carrying amount of the reporting unit exceeds its fair value, an additional procedure must be performed. That additional procedure compares the implied fair value of the reporting unit's Goodwill (as defined in SFAS 142) with the carrying amount of that Goodwill. An impairment loss is recorded to the extent that the carrying amount of Goodwill exceeds its implied fair value.

The fair values of the reporting units were determined using a combination of valuation techniques consistent with the income approach. For purposes of the income approach, discounted cash flows were calculated by taking the net present value of estimated cash flows using a combination of historical results, estimated future cash flows and an appropriate price to earnings multiple. We use our internal forecasts to estimate future cash flows and actual results may differ from forecasted results. However, these differences have not been material and we believe that this methodology provides a reasonable means to determine fair values. Cash flows were discounted using a discount rate based on expected equity return rates, which ranged from 5.25% to 9.25% for 2006. Our evaluations for the year ended December 31, 2006 indicated there was no impairment of our Goodwill.

Quantitative and Qualitative Disclosure about Market Risk

Our primary exposure to market risk consists of changes in interest rates on borrowings under the loan facility. An increase in interest rates would adversely affect our operating results and the cash flow available after debt service to fund operations. We manage exposure to interest rate fluctuations by optimizing the use of fixed and variable rate debt. Except with respect to the interest rates under the loan facility, we do not have debts or hold instruments that are sensitive to changes in interest rates, foreign currency exchange rates or commodity prices.

Our Directors and Executive Officers

Our directors and executive officers are:

Name	Age	Position
James A. Brown	54	Chairman
Louis A. Giusto	64	Vice Chairman, Chief Financial Officer and Treasurer
Peter D. Rettaliata	56	Director, Chief Executive Officer and President
Dario A. Peragallo	42	Director and Executive Vice President, Manufacturing
Stephen M. Nagler	68	Director and Secretary
Seymour G. Siegel	64	Director
M.Gen. Ira A.Hunt,Jr. (USA, Ret.)	81	Director

James A. Brown became our Chairman on March 17, 2007, following his appointment as Co-Chairman on February 13, 2007. Mr. Brown was Chief Executive Officer and Secretary of our predecessor, Ashlin Development Corporation, from September 2004 to November 30, 2005 and was Ashlin's Chairman of the Board from May 2003 to November 30, 2005. Ashlin filed for bankruptcy protection while Mr. Brown was its Chairman and CEO. Mr. Brown currently serves in a Board or advisory capacity with other firms, including Preferred Commerce, a privately held, seven year old technology solutions provider headquartered in West Palm Beach. Mr. Brown also advises a development stage Florida- based firm focused on bringing scientific breakthroughs in the acoustic arena to the consumer market. Mr. Brown has served as a private equity manager, targeting undervalued opportunities in both the public and private arenas. He has also served as a work-out specialist for firms at the behest of creditors, management, and investors. Mr. Brown has advised more than thirty firms on matters including strategy, corporate finance and business process.

Louis A. Giusto has been our Vice Chairman, Chief Financial Officer and Treasurer since November 30, 2005. Mr. Giusto has over 30 years of financial control experience with foreign and domestic banks, non-bank financial service entities and consumer product companies. From 2003 to November 2005 Mr. Giusto acted as an independent consultant to a number of private businesses. From 2000 to 2003, Mr. Giusto was an Account Manager for a public accounting firm and the SVP Finance and Operations of Credit2B.com a web-based internet company. Before joining C2B, Mr. Giusto served for fourteen years in various positions with Fleet Bank and, prior to its acquisition by Fleet Bank, NatWest PLC, London. During his tenure at NatWest, Mr. Giusto served as Senior Financial Officer and Treasurer of NatWest Commercial Services, Inc. (a billion dollar wholly owned subsidiary of NatWest PLC, London) and a Credit Administrator (Risk Manager) with Fleet Bank. Mr. Giusto serves as a director of Long Island Consultation Center, a not-for-profit psychiatric care facility. Mr. Giusto graduated from New York University with a BS in Economics and Accounting and from Long Island University (with Distinction) with an MBA in Finance.

Peter Rettaliata has been our President and Chief Executive Officer since November 30, 2005. He also has been the President of our wholly-owned subsidiary, Air Industries Machining Corp., referred to as AIM, since 1994. Prior to his involvement at AIM, Mr. Rettaliata was employed by Grumman Aerospace Corporation for twenty-two years. Professionally, Mr. Rettaliata is the Chairman of "ADAPT", an organization of regional aerospace companies, a past member of the Board of Governors of the Aerospace Industries Association, and a member of the Executive Committee of the AIA Supplier Council. He is a graduate of Niagara University where he received a B.A. in History and the Harvard Business School where he completed the PMD Program.

Dario Peragallo has been our Executive Vice President since November 30, 2005 and is also Executive Vice President of Manufacturing for AIM. Mr. Peragallo has been associated with AIM for over 25 years. He became AIM's Director of Manufacturing in 2000. In addition, he has helped develop and maintain AIM's current business systems. Mr. Peragallo has been the company "Lean Advocate" since the inception of the program at AIM to decrease its inventory and increase productivity. Mr. Peragallo became Executive Vice President with overall responsibility for engineering, manufacturing and customer-critical technical matters in 2003. He has been an active member of Diversity Business since 2000, which is an organization specializing in the promotion of small and minority owned businesses. He is a graduate of SUNY

Farmingdale where he received a B.A. in Manufacturing Engineering. Mr. Peragallo oversees all engineering and production matters relating to AIM.

Stephen M. Nagler, who has been a member of our Board of Directors and our Secretary since November 30, 2005, is a member of Eaton & Van Winkle LLP, a law firm in New York City which he joined as a Partner in October 2004. Prior to joining Eaton & Van Winkle, Mr. Nagler was affiliated with Phillips Nizer LLP as Counsel since 1995. Mr. Nagler chairs TriState Ventures LLC, an angel investor group in the New York area. Mr. Nagler is a graduate of the City College of New York and NYU School of Law. The firm of Eaton & Van Winkle LLP served as counsel to Original Gales and is counsel to our company.

Seymour G. Siegel has been a principal in the Business Consulting Group of Rothstein, Kass & Company, P.C., a national firm of accountants and consultants since April 2000. He specializes in providing strategic advice to business owners including mergers and acquisitions; succession planning; capital introductions and long range planning. In 1974, Mr. Siegel founded, and from 1974 to 1990 was managing partner of, Siegel Rich and Co, P.C., CPAs. In 1990, Siegel Rich merged into Weiser LLP, then known as M.R.Weiser & Co., LLC, a large regional firm where he had been a senior partner. In 1995, Mr. Siegel founded another firm called Siegel Rich, which became a division of Rothstein, Kass in April 2000. Mr. Siegel has been a director, trustee and officer of numerous businesses, philanthropic and civic organizations. He serves as a director and audit committee chairman of Hauppauge Digital Inc. and Emerging Vision Incorporated and has served in a similar capacity at Oak Hall Capital Fund, Prime Motor Inns Limited Partnership, Noise Cancellation Technologies and Barpoint.com and serves as the chairman of the audit committee and as a member of the compensation committee for Global Aircraft Solutions Incorporated. Mr. Siegel is the Chairman of the Audit Committee of the Board.

General Ira A. Hunt, Jr. (USA, Ret), graduated from the United States Military Academy in 1945 and subsequently served thirty-three years in various command and staff positions in the U.S. Army, retiring from active military service as a Major General in 1978. His last military assignment was as Director of the Office of Battlefield Systems Integration. Subsequently, General Hunt was president of Pacific Architects and Engineers in Los Angeles and Vice President of Frank E. Basil, Inc. in Washington, D.C. Since 1990, General Hunt has been a director of SafeNet Inc. (Nasdaq: SFNT), an information security technology company. He is a Freeman Scholar of the American Society of Civil Engineers and has a M.S. in Civil Engineering from the Massachusetts Institute of Technology, an M.B.A. from the University of Detroit; a Doctor of the University Degree from the University of Grenoble, France and a Doctor of Business Administration Degree from the George Washington University. General Hunt is Chairman of the Compensation Committee of our Board and is a member of the Audit Committee.

Market for Our Common Stock

Our common stock is quoted on the OTC Bulletin Board under the trading symbol "GLDS.OB" ("ASHN" prior to February 15, 2006). Prior to the effectiveness of our Plan of Reorganization, our symbol was "HNNS". The prices set forth below reflect the quarterly high and low sale price information for shares of our common stock during the last two fiscal years. These quotations reflect inter-dealer prices, without retail markup, markdown or commission, and may not represent actual transactions. There were no trades of our securities on the OTCBB prior to October 4, 2000.

2006 Quarter Ended	High	Low
December 31, 2006	$0.30	$0.24
September 30, 2006	1.01	0.27
June 30, 2006	1.65	0.76
March 31, 2006	2.25	0.33

2005 Quarter Ended	High	Low
December 31, 2005	$0.85	$0.11
September 30, 2005	0.15	0.07
June 30, 2005	0.10	0.06
March 31, 2005	0.18	0.05

As of May 17, 2007, we had two hundred and eleven (211) holders of record of our common stock.

We have not declared or paid any cash dividends on our common stock since our inception, and our Board of Directors currently intends to retain all earnings for use in the business for the foreseeable future. Any future payment of dividends will depend upon our results of operations, financial condition, cash requirements, and other factors deemed relevant by our Board of Directors. Prior to the merger, AIM was a Subchapter S corporation and made distributions to its shareholders to enable them to pay income taxes on their allocable portion of our income.

Transfer Agent

Florida Atlantic Stock Transfer, with offices at 7130 N. Nob Hill Road, Tamarac, Florida 33321-1841, is the registrar and transfer agent for our common stock.

Changes in and Disagreements with Our Accountants

On December 15, 2005, we appointed the firm of Goldstein Golub Kessler LLP ("GGK") as our independent auditor and, as of such date, dismissed the firm of Daszkal Bolton LLP, which had been serving as our independent auditor until that date. The change in auditors was in connection with the merger which occurred on November 30, 2005 and the resulting change in control of our company. The dismissal of Daszkal Bolton LLP and appointment of GGK as our independent auditor was approved by our Board of Directors on December 15, 2005

During the period from January 1, 2005 to December 15, 2005, we did not have any disagreements (within the meaning of Instruction 4 of Item 304 of Regulation S-K) with Daszkal Bolton LLP as to any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure and there have been no reportable events (as defined in Item 304 of Regulation S-K).

We have not consulted with GGK regarding the application of accounting principles to a specified transaction or the type of audit opinion that might be rendered on our financial statements during the two most recent fiscal years through the present.

Gales Industries Incorporated

Consolidated Financial Statements

December 31, 2006

GALES INDUSTRIES INCORPORATED

Table of Contents

Consolidated Financial Information	Page No.
Report of Independent Registered Public Accounting Firm............	F-3
Balance Sheet..	F-4
Statement of Operations..	F-5
Statement of Stockholders' Equity..	F-6
Statement of Cash Flows..	F-7
Notes to Consolidated Financial Statements	F-9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Gales Industries Incorporated

We have audited the accompanying consolidated balance sheet of Gales Industries Incorporated and Subsidiary as of December 31, 2006 and 2005 and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Gales Industries Incorporated and Subsidiary as of December 31, 2006 and 2005, and the results of their operations and their cash flows for the years then ended, in conformity with United States generally accepted accounting principles.

GOLDSTEIN GOLUB KESSLER LLP
New York, New York

March 30, 2007

GALES INDUSTRIES INCORPORATED
Consolidated Balance Sheet At December 31,

	2006	2005
ASSETS		
Current Assets		
Cash and Cash Equivalents	--	$ 1,058,416
Accounts Receivable, Net of Allowance for Doubtful Accounts of $176,458 and $45,000	$ 3,508,957	2,623,612
Inventory	15,257,641	12,603,810
Prepaid Expenses and Other Current Assets	232,749	210,124
Deposits	180,456	65,595
Total Current Assets	19,179,803	16,561,557
Property, Plant, and Equipment, net	3,565,316	7,716,469
Cash Surrender Value - Officer's Life Insurance	--	66,216
Deferred Financing Costs	369,048	486,207
Other Assets	63,522	41,306
Goodwill	1,265,963	1,265,963
Deposits	448,530	--
TOTAL ASSETS	$ 24,892,182	$ 26,137,718
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts Payable and Accrued Expenses	$ 7,648,426	$ 5,294,629
Advance Payment - Customers	--	188,199
Notes Payable - Revolver	5,027,463	6,322,665
Notes Payable - Current Portion	127,776	--
Notes Payable - Sellers - Current Portion	192,400	192,400
Capital Lease Obligations - Current Portion	407,228	359,197
Due to Sellers	53,694	91,232
Dividends Payable	120,003	--
Deferred Gain on Sale - Current Portion	38,033	--
Income Taxes Payable	653,426	--
Total current liabilities	14,268,449	12,448,322
Long term liabilities		
Notes Payable - Net of Current Portion	645,458	3,648,131
Notes Payable - Sellers - Net of Current Portion	1,290,562	1,434,862
Capital Lease Obligations - Net of Current Portion	552,589	820,375
Deferred Tax Liability	512,937	676,394
Deferred Gain on Sale - Net of Current Portion	713,118	--
Deferred Rent	39,371	--
Total liabilities	$ 18,022,484	$ 19,028,084
Commitments and contingencies		
Stockholders' Equity		
Series A Convertible Preferred - $.001 Par value, 8,003,716 Shares Authorized, 0 Shares and 900 Shares Issued and Outstanding as of December 31, 2006 and 2005, respectively Liquidation Value, $ 18,060,000	--	$ 1
Common Stock - $.001 Par, 120,055,746 Shares Authorized, 57,269,301 and 14,723,421 Shares Issued and Outstanding as of December 31, 2006 and 2005, respectively	$ 57,269	14,723
Additional Paid-In Capital	7,898,702	7,844,614
Accumulated Deficit	(1,086,273)	(749,704)
Total Stockholders' Equity	6,869,698	7,109,634
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 24,892,182	$ 26,137,718

See notes to financial statements

GALES INDUSTRIES INCORPORATED

Consolidated Statement of Operations for the Year Ended December 31,

	2006	2005
Net sales	$ 33,044,996	$ 2,777,409
Cost of Sales	28,002,942	2,539,433
Gross profit	5,042,054	237,976
Operating costs and expenses		
Selling and marketing	601,011	34,987
General and administrative	3,789,587	774,401
Income (Loss) from operations	651,456	(571,412)
Other (income) and expenses:		
Interest and financing costs	1,040,108	178,292
Gain on Sale of Life Insurance Policy	(53,047)	--
Gain on Sale of Real Estate	(300,037)	--
Other Income	(435,627)	--
Other Expenses	246,659	--
Net Income (Loss) before provision for income taxes	153,400	(749,704)
Provision for income taxes	489,969	--
Net Loss	(336,569)	(749,704)
Dividend attributable to preferred stockholders	420,003	60,000
Net Loss attributable to common stockholders	$ (756,572)	$ (809,704)
Loss per share (basic and diluted)	$ (0.02)	$ (0.06)
Weighted average shares outstanding (basic and diluted)	32,208,029	12,722,060

See notes to financial statements

GALES INDUSTRIES INCORPORATED
Consolidated Statement of Stockholders' Equity For The Years
Ended December 31, 2006 and 2005

	Series A Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated (Deficit)	Total Stockholders' Equity
	Shares	Amount	Shares	Amount			
Balance, January 1, 2005			12,529,737	$ 12,530	$ (136,864)		$ (124,334)
Issuance of common stock to merger and acquisition intermediary on recapitalization			1,477,290	1,477	(1,477)		--
Contribution of common stock from shareholder in connection with bank financing					71,500		71,500
Value of warrants issued in connection with bridge financing					43,861		43,861
Beneficial conversion feature on shares issued in connection with bridge financing					24,897		24,897
Non-cash stock option compensation					121,297		121,297
Issuance of shares in connection with convertible note			226,334	226	24,671		24,897
Issuance of common stock to Sellers			490,060	490	489,570		490,060
Private placement issued at $10,000 per share	900	$ 1			8,999,999		9,000,000
Expenses of private placement					(1,792,840)		(1,792,840)
Net loss						(749,704)	(749,704)
Balance, Dec. 31, 2005	900	$ 1	14,723,421	$ 14,723	$ 7,844,614	$ (749,704)	$ 7,109,634
Non-cash stock option compensation					167,126		167,126
Preferred stock dividend					(480,003)		(480,003)
Non-cash warrant compensation					49,510		49,510
Conversion of preferred shares to common shares in connection with filing of registration statement	(900)	(1)	40,909,500	40,910	(40,909)	--	
Conversion of preferred dividend to common shares in connection with filing of registration statement			1,636,380	1,636	358,364		360,000
Net Loss						(336,569)	(336,569)
Balance, December 31, 2006	--	--	57,269,301	$ 57,269	$ 7,898,702	$ (1,086,273)	$ 6,869,698

See notes to financial statements

GALES INDUSTRIES INCORPORATED

Consolidated Statement of Cash Flows For the Year Ended December 31,

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$ (336,569)	$ (749,704)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities:		
Depreciation and Amortization	597,009	45,406
Write-off of building improvements	--	256,632
Non-Cash Interest Expense	--	93,655
Bad debt expense	177,444	45,000
Non-Cash Compensation Expense	167,126	121,297
Warrants issued for services	49,510	--
Amortization of deferred financing costs	117,159	33,253
Gain on Sale of officer's life insurance	(53,047)	--
Deferred Tax Liability	(163,457)	--
Gain on sale of real estate	(300,037)	--
Changes in Assets and Liabilities, net of effects of Acquisition and recapitalization:		
(Increase) Decrease in Operating Assets -		
Accounts Receivable	(1,062,789)	534,378
Inventory	(2,653,831)	(434,362)
Prepaid Expenses and Other Current Assets	(22,625)	(31,058)
Deposits	(114,861)	168,499
Cash Surrender Value - Officer's Life Insurance	33,263	(3,455)
Other Assets	(22,216)	(41,306)
Increase (Decrease) In Operating Liabilities -		
Accounts Payable and Accrued Expenses	2,353,797	(1,389,406)
Income Taxes Payable	653,426	--
Deferred Rent	39,371	--
Advance Payment-Customers	(188,199)	188,199
NET CASH USED IN OPERATING ACTIVITIES	$ (729,526)	$ (1,162,972)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash Paid for Deposit on Leasehold Improvements	(448,530)	--
Cash paid in acquisition, including transaction costs of $1,053,862, net of cash received of $47,538	--	(4,120,620)
Cash received on sale of real estate	5,417,704	
Cash received on recapitalization	--	1,684
Purchase of property and equipment	(812,372)	(4,322,975)
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	$ 4,156,802	$ (8,441,911)
CASH FLOWS FROM FINANCING ACTIVITIES		
Payment of Principal - Capital Lease Obligations	(219,755)	(29,277)
Repayment of notes payable to Officers and Sellers	(181,838)	(884,815)
Proceeds from notes payable	--	4,790,796
Repayment of Mortgage Note Payable	(4,170,099)	--
Proceeds from Private Placement	--	9,000,000
Payment of issuance costs on private placement	--	(1,792,840)
Payment of Deferred Financing Costs	--	(420,565)
Proceeds from sale of officer's life insurance	86,000	--
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	$ (4,485,692)	$ 10,663,299
Net increase (decrease) in cash and cash equivalents	(1,058,416)	1,058,416
Cash and cash equivalents at beginning of year	$ 1,058,416	--
Cash and cash equivalents at end of year	--	$ 1,058,416

GALES INDUSTRIES INCORPORATED

Consolidated Statement of Cash Flows For the Year Ended December 31,

	2006	2005
Supplemental cash flow information		
Cash paid during the year for interest	$ 828,807	$ 64,078
Supplemental cash flow information		
Cash paid during the year for Income taxes	$ 12,758	--
Supplemental schedule of non cash investing and financing activities		
Non-cash Dividends on Preferred Stock	$ 480,003	--
Conversion of Preferred Stock to Common Stock	$ 40,909	--
Conversion of Preferred Dividends to Common Stock	$ 360,000	--
Shares issued in connection with deferred financing costs	--	$ 71,500
Beneficial conversion feature charged as interest on bridge financing	--	$ 24,897
Common stock issued on conversion of bridge note	--	$ 24,897
Issuance of warrants in bridge financing	--	$ 43,861
Common stock issued to Sellers in acquisition	--	$ 490,060
Net liabilities assumed on recapitalization restated to 2004	--	$ 124,334
Notes payable issued for acquisition	--	$ 1,627,262
The Company purchased all of the outstanding stock of AIM for an aggregate purchase price of $6,285,480, including transaction costs, and in conjunction with this acquisition, liabilities assumed were as follows:		
Fair value of assets acquired	--	$ 20,884,787
Consideration given for acquisition	--	6,285,480
Liabilities assumed	--	$ 14,599,307

See notes to financial statements

GALES INDUSTRIES INCORPORATED
Notes to the Consolidated Financial Statements

Note 1. FORMATION AND BASIS OF PRESENTATION

Merger and Acquisition

Ashlin Development Corp. (the "Company" or "Ashlin"), a Florida corporation and its subsidiary Gales Industries Merger Sub, Inc. ("Merger Sub"), entered into a Merger Agreement (the "Merger Agreement") on November 14, 2005 with Gales Industries Incorporated, a privately-held Delaware corporation ("Original Gales"). On November 30, 2005 (the "Closing Date") Original Gales merged (the "Merger") into Merger Sub. Pursuant to the Merger Agreement, the Company issued 10,673,107 shares of Common Stock (representing 73.6% of Ashlin's outstanding shares) and 900 shares of Series A Convertible Preferred Stock which was initially convertible into 40,909,500 shares of Common Stock of the Company for all the issued and outstanding shares of Original Gales the "Successor". As a result of the transaction, the former stockholders of Original Gales became the controlling stockholders of Ashlin. Additionally, since Ashlin had no substantial assets prior to the merger, the transaction was treated for accounting purposes as a reverse acquisition of a public shell. Accordingly, for financial statement presentation purposes, Original Gales is the surviving entity.

On February 15, 2006, Ashlin changed its name to Gales Industries Incorporated and its state of domicile from Florida to Delaware.

Prior to the closing of the Merger, Original Gales, which did not have any business operations other than in connection with the transactions contemplated by the Merger Agreement, acquired (the "Acquisition") all of the outstanding capital stock of Air Industries Machining, Corporation ("AIM"). Because of the change in ownership, management and control that occurred in connection with the Acquisition, in accordance with Statement of Financial Accounting Standards ("SFAS") 141, Business Combinations, the transaction was accounted for as a purchase. Accordingly, the purchase price was allocated to assets acquired and liabilities assumed based on SFAS No. 141. Simultaneously with the Acquisition, AIM entered into a bank facility (the "Loan Facility") and used proceeds from the Loan Facility to acquire real estate (the "Real Estate Acquisition").

Prior to the Acquisition, Original Gales raised bridge financing. In connection with the Acquisition, Original Gales procured a private placement of Series A Preferred Stock, the proceeds of which were used to acquire AIM. Immediately prior to the Merger, Original Gales had outstanding certain bridge notes convertible into shares of Original Gales' common stock and certain bridge warrants to purchase shares of Original Gales' common stock.

Original Gales was formed in October 2004 and, since prior to the acquisition it did not have any business operations or activity other then the transactions contemplated with the merger and succeeded substantially all of the business operations of AIM, AIM is the "Predecessor" to Original Gales. The Company is required to separately present the historical statement of operations and cash flows of the Predecessor. The financial information presented in these financial statements may not reflect the combined financial position. The operating results and cash flows of the Predecessor and the Successor are not compatible in all material respects.

The financial statements presented are those of Original Gales and its wholly owed subsidiary AIM from the date of acquisition, November 30, 2005, to December 31, 2005 and its full year of operations for 2006. Original Gales was formed in October 2004 and prior to the Acquisition did not have any business operations or other activity. For presentation purposes, see Note 15 for the results of pro forma operations if the acquisition occurred on January 1, 2005.

Reverse stock split

Pursuant to the terms of the Merger Agreement, prior to the Merger, Ashlin effected a 1-for-1.249419586 reverse split of its Common Stock (the "Reverse Split"). The Reverse Split became effective November 21, 2005. The Reverse Split reduced the number of shares of Common Stock which the Company had outstanding on a fully diluted basis to 3,868,000. As a result of the Reverse Split, the conversion of the outstanding shares of Original Gales pursuant to the Merger for new shares of the Company's Common Stock was on a one-for-one basis. Any of the Company's shareholders who, as a result of the Reverse Split, held a fractional share of Common Stock received a whole share of Common Stock in lieu of such fractional share. After giving effect to the Reverse Split, prior to the Merger, the Company had outstanding 3,823,980 shares of Common Stock which continued to be outstanding after the Merger.

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principal Business Activity

The Company is primarily engaged in manufacturing aircraft structural parts and assemblies principally for prime defense contractors in the aerospace industry in the United States. The Company's customer base consists mainly of publicly traded companies in the aerospace industry.

Principles of Consolidation

The accompanying consolidated financial statements include accounts of the Company and Merger Sub and Merger Sub's wholly owned subsidiary, AIM. Significant inter company accounts and transactions have been eliminated in consolidation. The operations of the Company are conducted principally through AIM.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid instruments with an original maturity of three months or less. All cash is applied on a daily basis to amounts outstanding under the revolving portion of our Loan Facility.

Accounts Receivable

Accounts receivable are reported at their outstanding unpaid principal balances net of allowances for bad debt. The Company provides for allowances for uncollectible receivables based on management's estimate of uncollectible amounts at year-end, considering age, collection history, and any other factors considered appropriate.

Inventory Valuation

The Company values inventory at the lower of cost on a first-in-first-out basis or market.

The Company purchases inventory only when it has signed non-cancellable contracts with its customers for orders of its finished goods. The Company periodically produces finished goods in excess of purchase order quantities in anticipation of future purchase order demands but historically this excess has been used in fulfilling future purchase orders. The Company occasionally evaluates inventory items that are not secured by purchase orders and reserves for obsolescence accordingly. The Company also reserves an allowance for excess quantities, slow-moving goods, and obsolete items.

Property and Equipment

Property and equipment are carried at cost net of accumulated depreciation and amortization. Repair and maintenance charges are expensed as incurred. Property, equipment, and improvements are depreciated using the straight-line method over the estimated useful lives of the assets. Expenditures for repairs and improvements in excess of $1,000 that add to the productive capacity or extend the useful life of an asset are capitalized. Upon disposition, the cost and related accumulated depreciation are removed from the accounts and any related gain or loss is reflected in earnings.

Impairment of Long Live Assets

The Company reviews long-lived assets for impairment at the facility level annually or if events or circumstances indicate that the carrying value of such assets may not be fully recoverable. Impairment is evaluated based on the sum of undiscounted estimated future cash flows expected to result from use of the assets compared to its carrying value. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If impairment is recognized, the carrying value of the impaired asset is reduced to its fair value, based on discounted estimated future cash flows.

Deferred Financing Cost

Costs connected with obtaining and executing debt arrangements are capitalized and amortized on the straight-line basis over the term of the related debt.

Revenue Recognition

The Company recognizes revenue in accordance with Staff Accounting Bulletin No. 104, "Revenue Recognition." The Company generally recognizes revenue when products are shipped and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists, and the sales price is fixed or determinable. Payments received in advance from customers for products delivered are recorded as customer advance payments until earned, at which time revenue is recognized.

Cost of Goods Sold

Costs for goods sold includes all direct material, labor costs, and those indirect costs related to manufacturing, such as indirect labor, supplies, tools, repairs and depreciation costs.

Use of Estimates

In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. The more significant management estimates are the useful lives of property and equipment, provisions for inventory obsolescence, accrued expenses and various contingencies. Actual results could differ from those estimates. Changes in facts and circumstances may result in revised estimates, which are recorded in the period in which they become known.

Credit Risk

Financial instruments involving potential credit risk include accounts receivable. Of the accounts receivable balance outstanding as of December 31, 2006 approximately 34%, 17%, and 16% are attributable to three customers respectively. Of the account receivable balance at December 31, 2005, approximately 23% and 10% are attributable to two customers, respectively.

One customer accounted for approximately 61% and 57% of the total revenues for the years ended December 31, 2006 and 2005, respectively.

Fair Value of Financial Instruments

The Company has estimated the fair value of financial instruments using available market information and other valuation methodologies in accordance with SFAS No. 107, "Disclosures about Fair Value of Financial Instruments." Management of the Company believes that the fair value of financial instruments, consisting of cash, accounts receivable, accounts payable and accrued liabilities, approximates carrying value due to the immediate or short-term maturity associated with these instruments and that the notes payable approximate fair value in that they carry market-based interest rates.

Income Taxes

Income taxes are calculated using an asset and liability approach as prescribed by SFAS No. 109, Accounting for Income Taxes. The provision for income taxes includes federal and state taxes currently payable and deferred taxes, due to temporary differences between financial statement and tax bases of assets and liabilities. In addition, future tax benefits are recognized to the extent that realization of such benefits is more likely than not. Valuation allowances are established when management determines that it is more likely than not that some portion or all of the deferred asset will not be realized. The effect of a change in tax rates is recognized as income or expense in the period of change.

Earnings per share

Basic earnings per share is computed by dividing the net income applicable to common stockholders by the weighted-average number of shares of common stock outstanding for the period. Potentially dilutive shares, using the treasury stock method, are included in the diluted per-share calculations for all periods when the effect of their inclusion is dilutive.

The Company did not include 5,318,985 warrants and 4,850,000 options to purchase the Company's common stock for the year ended December 31, 2006 and 5,229,589 warrants and 4,850,000 options to purchase the Company's common stock for the year ended December 31, 2005 in the calculation of diluted earnings per share because the effects of their inclusion would have been anti-dilutive.

Stock-Based Compensation

In December 2004, the FASB issued SFAS 123(R) which is a revision of SFAS No. 123 and supersedes Accounting Principles Board Opinion No. 25. SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of operations based on their fair values at the date of grant. The Company recorded in the accompanying statement of operations an expense of $167,126 and $121,297 for the years ended December 31, 2006 and 2005, respectively, in accordance with the measurement requirements under SFAS No. 123(R). The Company adopted SFAS No. 123(R), effective in 2005.

Goodwill

Goodwill represents the excess of the acquisition cost of businesses over the fair value of the identifiable net assets acquired. The Company applies SFAS No. 142, Goodwill and Other Intangible Assets and accordingly does not amortize goodwill but tests it for impairment. Goodwill is reviewed for potential impairment at the reporting unit level on an annual basis, or in interim periods if events or circumstances indicate a potential impairment. The reporting units utilized for this test were those that are one level below the business segments identified at the beginning of Business Segment Operations. The impairment test is performed in two phases. The first step of the Goodwill impairment test compares the fair value of the reporting unit with its carrying amount, including Goodwill. If the fair value of the reporting unit exceeds its carrying amount, Goodwill of the reporting unit is considered not impaired; however, if the carrying amount of the reporting unit exceeds its fair value, an additional procedure must be performed. That additional procedure compares the implied fair value of the reporting unit's Goodwill (as defined in SFAS 142) with the carrying amount of that Goodwill. An impairment loss is recorded to the extent that the carrying amount of Goodwill exceeds its implied fair value.

The fair values of the reporting units were determined using a combination of valuation techniques consistent with the income approach. For purposes of the income approach, discounted cash flows were calculated by taking the net present value of estimated cash flows using a combination of historical results, estimated future cash flows and an appropriate price to earnings multiple. We use our internal forecasts to estimate future cash flows and actual results may differ from forecasted results. However, these differences have not been material and we believe that this methodology provides a reasonable means to determine fair values. Cash flows were discounted using a discount rate based on expected equity return rates, which ranged from 5.25% to 9.25% for 2006. Our evaluations for the year ended December 31, 2006 indicated there was no impairment of our Goodwill.

Recently Issued Accounting Standards

In June 2006, Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes--An Interpretation of FASB Statement No. 109," was issued regarding accounting for, and disclosure of, uncertain tax positions. This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes," and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This interpretation is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact of this statement to its consolidated financial position and results of operations.

In September 2006, the FASB issued SFAS No. 158, "Employers Accounting for Defined Benefit Pension and Other Postretirement Plans--An Amendment of SFAS No. 87, 88, 106 and 132(R)" ("SFAS No. 158"). The statement requires employers to recognize the overfunded and underfunded portion of a defined benefit plan as an asset or liability, respectively, and any unrecognized gains and losses or prior service costs as a component of accumulated other comprehensive income. SFAS No. 158 also requires a plan's funded status to be measured at the employer's fiscal year-end. The requirement to recognize the funded status of a defined benefit plan and the disclosure requirements of SFAS No. 158 are effective for the Company as of December 31, 2006. The requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year end is effective for the Company in 2008. The adoption of the requirements of SFAS No. 158 that became effective on December 31, 2006 did not have a material impact to the financial position, results of operations or cash flows of the Company.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Liabilities" ("SFAS No. 159"). SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value, and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The new guidance is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the potential impact of the adoption of SFAS No. 159 on its financial position and results of operations.

Note 3. INVENTORY

The components of inventory consisted of the following:

	December 31, 2006	December 31, 2005
Raw Materials	$ 2,234,175	$ 2,319,523
Work in Progress	7,546,178	4,905,535
Finished Goods	5,477,288	5,378,752
Total Inventory	$ 15,257,641	$ 12,603,810

GALES INDUSTRIES INCORPORATED
Notes to the Consolidated Financial Statements

Note 4. PROPERTY AND EQUIPMENT

The components of property and equipment, at cost, consisted of the following:

	December 31, 2005	December 31, 2005	Useful Lives
Land	$ --	$ 1,075,589	--
Building	--	3,226,767	25-31.5 years
Machinery and Equipment	2,117,441	1,766,829	5 - 8 years
Capital Lease Machinery and Equipment	1,164,671	1,145,171	5 - 8 years
Tools and Instrument	555,164	253,994	3 - 7 years
Building Improvements	--	17,700	25 years
Automotive Equipment	30,227	26,827	5 years
Furniture and fixtures	274,837	248,998	5 - 8 years
Leasehold Improvements	3,583	--	5 years
Total property, plant, and equipment	4,145,923	7,761,875	
Less: Accumulated Depreciation	(580,607)	(45,406)	
Property, plant, and equipment, net	$ 3,565,316	$ 7,716,469	

Depreciation and amortization expense for the year ended December 31, 2006 and 2005, amounted to $597,009 and $45,406, respectively.

Note 5. SALE-LEASEBACK TRANSACTION

On October 24, 2006, the Company consummated its agreement with STNLA-SPVEF Bay Shore, LLC, successor in interest to Net Lease Advisors LLC (the "Purchaser"), whereby the Company sold the buildings and real property located at its corporate headquarters in Bay Shore, New York (the "Property") to the Purchaser for a purchase price of $6,200,000. As a result, of this transaction the Company had a gain on the sale of approximately $1,051,188 of which we recognized $300,037 during the year ended December 31, 2006. The remaining $751,151 will be recognized ratably over the remaining term of our twenty year lease, and is included it the caption Deferred Gain on Sale of Real Estate in the accompanying Balance Sheet.

Simultaneous with the closing of the sale of the Property, the Company entered into a 20-year triple-net lease (the "Lease") with the Purchaser for the property. Base annual rent is approximately $540,000 for the first five years of the Lease, increases to $621,000 for the sixth year of the term, and thereafter increases 3% per year. The Lease grants AIM an option to renew the Lease for an additional period of five years. The Company deposited with the Purchaser $127,500 as security for the performance of its obligations under the Lease, which it subsequently replaced with a $127,500 letter of credit. In addition, the Company deposited with the landlord $393,000 (Deposits) as security for the completion of certain repairs and upgrades to the Property. This amount is included in the caption Deposits on the accompanying Balance Sheet. Pursuant to the terms of the Lease, the Company is required to pay all of the costs associated with the operation of the facilities, including, without limitation, insurance, taxes and maintenance, these costs will be offset against the funds that are deposited with out landlord. The lease also contains customary representations, warranties, obligations, conditions and indemnification provisions and grants the Purchaser customary remedies upon a breach of the Lease by the Company, including the right to terminate the Lease and hold the Company liable for any deficiency in future rent. (See Note 11).

Note 6. NOTES PAYABLE - BANKS AND CREDIT FACILITY

On November 30, 2005 the Company executed a credit facility with PNC Bank N.A. (the "Loan Facility"), secured by all of its assets (see Note 14).

The Loan Facility provided for a maximum loan amount of $14,000,000 consisting of (i) a $9,000,000 revolving loan, (ii) a $3,500,000 term loan, and (iii) a $1,500,000 equipment financing loan. In connection with the Loan Facility the Company paid a finder's fee of $196,500, consisting of $125,000 in cash and 325,000 shares of Common Stock, which is included in deferred financing costs. The shares paid to the finder were valued at $0.22 per share and were contributed by one of the Company's senior executives and accounted for as a capital contribution.

The revolving loans bear interest, at the option of the Company, that is based on (i) the higher of (A) PNC's base commercial lending rate as published from time to time ("PNC Rate") plus 0.25% or (B) the Federal Funds rate plus 0.5%, or (ii) the Eurodollar Rate for the Interest Period selected by the Company plus 2.5%. The revolving loans had an interest rate of 8.50% per annum on December 31, 2006 and an outstanding balance of $5,027,463. The revolving loans, equipment loans and the term loan are payable in full on November 30, 2009 ("Termination Date") unless PNC agrees to extend the Termination Date.

The term loan is for a period of 4 years and bears interest, at the option of the Company at the end of an interest period, at the (i) PNC Rate plus 0.50% per annum or (ii) the Eurodollar Rate for the interest period selected by the Company plus 2.75 %. In October 2006 the Term Note was reduced by $2,800,000 and the remaining balance of $383,330 became an Amended and Restated Term Note in the principal amount of $383,330 providing for principal payments of $10,648 per month and the Maturity Date was amended to become the first business day of October 2009. At December 31, 2006, the balance of the term loan was $362,034

In addition to the foregoing, the Loan Facility was further amended to allow for the Company to borrow or to obtain the issuance, renewal, extension and increase of standby letters of credit, up to an aggregate availability of $500,000, for its account until the Termination Date, which will occur on November 30, 2009.

The equipment loans bear interest, at the option of the Company, that is based on (i) the PNC Rate plus 0.50% per annum or (ii) the Eurodollar Rate for the interest period selected plus 2.75% per annum. The equipment loan had an interest rate of 8.75% per annum at December 31, 2006. Such equipment financing is limited to an aggregate of $750,000 in any fiscal year and amortized in equal installments of sixty months following the close of each "borrowing period", the first of which ended December 31, 2006. Each subsequent "borrowing period" ends on each December 31 thereafter. All equipment loans are due and payable on November 30, 2009. As of December 31, 2006, the equipment financing loan had a balance of $411,200.

To the extent that the Company may dispose of collateral used to secure any of the Loan Facility, other than inventory, the Company must promptly repay the draws on the credit facility in amount equal to the net proceeds of such sale.

The terms of the Loan Facility require that, among other things, the Company maintain certain financial ratios and levels of working capital. As of December 31, 2006 the Company has met these terms. The Loan Facility is also secured by all assets of the Company and the Company's receivables are payable directly into a lockbox controlled by PNC (subject to the terms of the Loan Facility). PNC may use some elements of subjective business judgment in determining whether a material adverse change has occurred in the Company's condition, results of operations, assets, business, properties or prospects allowing it to demand repayment of the Loan Facility, as such, the revolving loan has been classified as a current liability.

On January 10, 2007, the Company and PNC further amended the terms of the Loan Facility to revise the formula to determine the amounts of revolving advances permitted to be borrowed under the Loan Facility. The amount that the Company is permitted to borrow as a revolving advance under the Loan Facility is based on a percentage of the Company's eligible receivables, which now includes government receivables that have not been assigned by the Company.

Interest expense related to these credit facilities amounted to $686,917 for the year ended December 31, 2006.

The Company incurred an aggregate of $492,065 in finders' fees and legal costs in connection with the Loan Facility which is being amortized over the 48 month term of the Loan Facility. At December 31, 2005, the Company amortized $123,017 of these costs.

As of December 31, 2006, future minimum principal payments are as follows:

Year	Amount
2007	$ 127,776
2008	127,776
2009	517,682
	773,234
Less: Current portion	(127,776)
Long-term portion	$ 645,458

Note 7. CASH SURRENDER VALUE - OFFICER'S LIFE INSURANCE

During the year ended December 31, 2006, the Company sold its key-man life insurance policies. Proceeds from the sale of the insurance policy were $86,000 which was offset by the cash surrender value of $33,263. The resulting gain of $53,047 was recognized as Other Non-Operating Income in the accompanying Statement of Operations for the year ended December 31, 2006.

Note 8. CAPITAL LEASES PAYABLE-EQUIPMENT

The Company is committed under several capital leases for manufacturing and computer equipment. All leases have bargain purchase options exercisable at the termination of each lease. Capital lease obligations totaled $959,817 and $1,179,572 as of December 31, 2006 and 2005, respectively.

As of December 31, 2006, future minimum lease payments, including imputed interest, with remaining terms of greater than one year are as follows:

Year	Amount
2007	$ 469,986
2008	468,212
2009	79,515
2010	42,396
Total future minimum lease payments	1,060,109
Less: imputed interest	(100,292)
Less: current portion	(407,228)
Total long-term capital lease obligation	$ 552,589

Note 9. NOTES PAYABLE - SELLERS

On November 30, 2005, as part of the stock purchase between Gales and AIM (See Note 14), Gales issued notes payable for an aggregate of $1,627,262 to three former AIM shareholders, two of whom have become part of the Company's senior management and are also stockholders in the Company.

The balance of the notes payable to the two senior management members as of December 31, 2006 aggregated $665,262. These notes bear an interest rate equal to Prime Rate plus 0.5% per annum, (8.75% at December 31, 2006) and mature on November 30, 2010. Interest shall accrue on any portion of the principal amount of these notes outstanding after November 30, 2010 until payment thereof in full, at a floating rate equal to the Prime Rate plus 7% per annum. All of the outstanding principal amounts of these notes together with accrued interest are convertible, at the option of the Company, into shares of the Company's common stock at $0.40 per share. From and after the earlier of (i) January 1, 2007, and (ii) the first date on which the Company intends to effect any capital reorganization of the Company, any reclassification or recapitalization of the capital stock of the Company, any merger, or consolidation or other combination of the Company with or into any other Company, or any sale or transfer of all or substantially all of the assets of the Company, the outstanding principal amount of these notes together with interest accrued thereon is convertible, at the option of the holder, into the Company's Common Stock at $0.40 per share.

The remaining note of $962,000 matures on September 30, 2010 is subordinated to all of Gale's senior debt and is payable in twenty consecutive calendar quarters of equal installments of principal plus accrued interest commencing on December 31, 2005. The interest rate on this note is equal to Prime Rate plus 0.5% per annum (8.75% at December 31, 2006). Interest on outstanding balances at September 30, 2010, in the event of nonpayment, shall accrue at a floating rate equal to the Prime Rate plus 7% per annum. As of December 31, 2006, future minimum principal payments on these notes to the three former shareholders are as follows:

Year	Amount
2007	$ 192,400
2008	192,400
2009	192,400
2010	192,400
2011	713,362
	1,482,962
Less: Current portion	(192,400)
Long-term portion	$ 1,290,562

Interest expense on these notes amounted to $132,193 and $10,711 for the year ended December 31, 2006 and 2005 respectively.

On January 26, 2007, the two senior management members exercised their right to convert their $665,262 notes plus accrued interest of $54,511 into an aggregate of 1,799,432 shares of common stock at a conversion price of $0.40 per share. (See Note 16)

Note 10. EMPLOYEE BENEFITS PLANS

The Company has a defined contribution plan under Section 401(k) of the Internal Revenue Code (the "Plan"). Pursuant to the Plan qualified employees may contribute a percentage of their pretax eligible compensation to the Plan. The Company does not match any contributions that employees may make to the Plan.

The Employees of the Company are members of the United Service Workers Union TUJAT Local 355 (the "Union"), which provided medical benefit plans at defined rates which are contributed in their entirety by the Company. The company paid $2,275,295 and $133,570 in union benefits during the years ended December 31, 2006 and 2005 respectively.

Note 11. COMMITMENTS AND CONTINGENCIES

The Company leases its facilities under an operating lease agreement, which contain renewal options and escalation provisions. Rent expense was $111,775 and $0 for the years ended December 31, 2006 and 2005, respectively. The Company is responsible for paying all operating costs under the term of the lease. As of December 31, 2006, future minimum lease payments are as follows:

Year	Amount
2007	$ 540,000
2008	540,000
2009	540,000
2010	540,000
2011	563,824
Thereafter	11,737,644
	$14,461,468

The lease provides for scheduled increases in base rent. Rent expense is charged to operations using the straight-line method over the term of the lease which results in rent expense being charged to operations from inception of the lease in excess of required lease payments. At December 31, 2006, this excess of $39,371 is shown as deferred rent in the accompanying balance sheet.

Litigation

A legal action was brought against the Company for personal injures sustained by an independent contractor as a result of a fall on the Company's premises. The carrier assumed the defense of this action and it was settled during 2006 by the carrier at no cost to the Company.

The Company was involved in litigation with J.C. Herbert Bryant, III, a former officer, director and shareholder of the Company, and KMS-Thin Tab 100, Inc., which was settled in September 2002. As part of the settlement, the Company entered into a distribution agreement with KMS permitting it to purchase certain products from the Company and to exclusively distribute those products in Florida from Orlando south. In October 2003, the Company terminated the distribution agreement with KMS. On December 1, 2003, the Company filed suit against KMS in the Palm Beach County Circuit Court for breach of contract, trademark infringement and for a declaration of rights that the distribution agreement is terminated. KMS answered the complaint and filed its own counterclaim for fraud in the inducement, trademark infringement, dilution and fraudulent misrepresentation; the fraud-based counterclaims were dismissed with prejudice by the Court on summary judgment. KMS subsequently amended its counterclaim to allege a breach of contract under the distribution agreement. In January 2005, the State Court in Florida ruled that neither party should prevail and rejected a request for attorney's fees by KMS of approximately $60,000. KMS subsequently filed a notice of appeal. Subsequent to the Company's emergence from Bankruptcy, KMS requested that the Bankruptcy Court reopen our bankruptcy case and award it the attorney's fees previously rejected by the Florida State Court. The Bankruptcy Court granted the motion in so far as it allowed KMS to prosecute in the Fourth District Court of Appeal in Florida its appeal of the State Court decision. Subsequently, KMS filed its appeal and brief with the Fourth District seeking attorney's fees. The Company intends to contest this claim vigorously, local counsel has responded on behalf of the Company and we await the decision of the Appellate Division. We note that even if a decision adverse to the Company was rendered by the Appellate Division, the Bankruptcy Court could elect to determine that the distribution of assets provided for was appropriate and KMS would be unable to collect upon its judgment.

Customer Audits

The Company's government contracts and those of many of its customers are subject to the procurement rules and regulations of the United States government, including the Federal Acquisition Regulations ("FAR"). Many of the contract terms are dictated by these rules and regulations. During and after the fulfillment of a government contract, the Company may be audited in respect of the direct and allocated indirect costs attributed thereto. These audits may result in adjustments to its contract costs. Additionally, the Company may be subject to U.S. government inquiries and investigations because of its participation in government procurement. Any inquiry or investigation can result in fines or limitations on the Company's ability to continue to bid for government contracts and fulfill existing contracts.

The Company believes that it is in substantial compliance with all federal, state and local laws and regulations governing its operations and has obtained all material licenses and permits required for the operation of its business.

Employment Contracts

In September 2005, the Company entered into employment agreements (the "Agreements") with four senior executives that became effective November 30, 2005. The Agreements are for a period of approximately eight years. Additionally, the Agreements provide for annual base compensation aggregating $940,000. The Board, at its sole discretion, determines whether a bonus is issued, provided that in the case of two executives, the amount of the bonus shall be predicated on their performance and the achievement by the Company of its operating targets set forth in its annual budget, in the case of these two executives, provided further, in no event shall the amount of their bonuses be less than 50% of their salary at that time. For the years ended December 31, 2006 and 2005 no bonuses were paid. Each senior executive's agreement also call for grants of stock options to purchase the Company's common stock aggregating 4,850,000 shares of which 2,370,000 have been granted as of December 31, 2006.

Subsequent to year-end the Company and one of its four senior executives entered into a Separation Agreement and General Release (the "Separation Agreement") effective March 16, 2007, whereby the executive resigned from his positions with the Company. Pursuant to the Separation Agreement, the Employment Agreement between the executive and the Company terminated effective March 16, 2007. In lieu of the compensation payable to the executive pursuant to his Employment Agreement, from March 16, 2007, to November 30, 2010, the executive will be paid $100,000 per annum; from December 1, 2010 to May 31, 2011, he will be paid $50,000. In addition, if the Company achieves certain agreed-upon levels of performance he may receive up to an additional $50,000. Upon the execution of his employment agreement the Company granted this executive options to purchase 1,250,000 shares of Common Stock, subject to an agreed upon vesting schedule and exercisable over a ten-year period commencing on the date of grant. Pursuant to the Separation Agreement, all unvested options held by this executive vested as of March 16, 2007, and the right to exercise all of his options will terminate as of March 16, 2008.

Note 12. INCOME TAXES:

The provision for income taxes at December 31, 2006 consists of the following:

Current	
Federal	$ 504,585
State	148,841
Total Current Provision	653,426
Deferred	
Federal	(127,595)
State	(35,862)
Total Deferred Taxes	(163,457)
Net Provision for Income Taxes	$ 489,969

The components of deferred income tax assets as of December 31, 2006 and 2005, are as follows:

	2006	2005
Federal loss after M-1 adjustments	--	$ 81,022
Bad debts	$ 76,080	38,804
Inventory - 263A Adjustment	338,092	145,776
Non-cash compensation - warrants	40,121	18,774
Non-cash compensation - options	124,354	52,297
Deferred Rent	16,977	--
Deferred gain on sale of real estate	323,859	--
Federal tax benefit of State Tax	(64,790)	(24,200)
Total deferred tax asset	854,693	312,473
Valuation allowance	(854,693)	(312,473)
Net deferred tax asset	$ --	$ --

The component of the deferred tax liability as of December 31, 2006 and 2005 is as follows:

	2006	2005
Property and equipment	$512,937	$676,394
Total deferred tax liability	$597,671	$676,394

The difference between income taxes computed at the statutory federal rate and the provison for income taxes for the years ended December 31, 2006 and 2005 relates to the following:

	2006	2005
Tax benefit at federal statutory rate	34.00%	34.00%
State income taxes, net of federal income tax benefit	6.02%	6.02%
Permanent differences	6.66%	--
True-up	(84.37)%	--
Change in valuation allowance	357.10%	--
Total	319.41%	40.02%
Valuation allowance	--	(40.02)%
Total effective tax rate	319.41	--

Realization of deferred tax assets is dependent on future earnings. Due to the uncertainty of realization of the net deferred tax assets, the Company has provided a valuation allowance. In assessing the realizability of it, management considers whether it is more likely than not that some or all of the deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making the assessment.

Note 13. STOCK-BASED COMPENSATION ARRANGEMENTS

During 2005, the Company's Board of Directors approved a stock option and reserved 10,000,000 shares of its Common Stock for issuance under the plan. The stock option plan permits the Company to grant non-qualified and incentive stock options to employees, directors, and consultants. Awards granted under the Company's plans vest over four and seven years.

The Company accounts for its stock option plans under the measurement provisions of Statement of Financial Accounting Standards No. 123(R) (revised 2004), Share-Based Payment ("SFAS 123(R)"). The weighted average fair values of options granted for December 31, 2006 and 2005 are $0.38 and $0.17. During the twelve months December 31, 2006 no stock options were exercised.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model using weighted average assumptions for grants in the years ended December 31, 2006 and 2005 is as follows:

	2006	2005
Risk Free Interest Rates	4.77%	4.095 - 4.375%
Expected Dividend Yields	n/a	n/a
Expected Terms to Exercise	9	10
Expected Volatility	180%	35%

Certain of the Company's stock options contain features which include variability in grant prices. A portion of the currently issued stock options will be issued based on average trading prices of the Company's Common Stock at the end of a given future period. Due to this variable feature, these stock options are not deemed to be granted for purposes of applying SFAS 123(R) and accordingly, their fair value will be calculated and expensed in future periods.

At December 31, 2006 and 2005, 1,580,000 and 790,000 options are vested and exercisable, respectively. The weighted average exercise price of exercisable options at December 31, 2006 and 2005 was $0.32 and $0.22 per share, respectively.

A summary of the status of the Company's stock options as of December 31, 2006, and changes during the year then ended is presented below:

	Number of Shares	Weighted Average Exercise Price	Weighted Remaining Contractual Term	Average Aggregate Intrinsic Value
Outstanding at January 1, 2006	2,370,000	$ 0.38		
Reserved for grant based on future market price	2,480,000			
Outstanding at December 31, 2006	4,850,000	$ 0.38	9	20,540
Options vested and exercisable At December 31,2006	1,580,000	$ 0.32	9	20,540

The Company recorded expenses of $167,126 and $121,297 in its consolidated statement of operations, which reflects the value of granted stock options over the vesting period in accordance with SFAS No. 123R, for the years ended December 31, 2006 and 2005, respectively.

The following table summarizes information about stock options at December 31, 2006:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life (Years)	Weighted-average Exercise Price	Number Exercisable	Weighted-average Exercise Price
$0.220	790,000	9	$ 0.220	790,000	$ 0.220
$0.428	790,000	9	0.428	790,000	0.428
$0.480	790,000	9	0.480	--	--
Based on future market price	2,480,000	9	N/A	--	--
	4,850,000	9	$ 0.380	790,000	$ 0.324

A summary of the status of the Company's non-vested options as of December 31, 2006 and changes during the twelve months ended is presented below:

	Number of Options	Weighted Average Exercise Price Per Option	Weighted Average Remaining Contractual Term (in years)
Non-vested Options at January 1, 2006	1,580,000	$ 0.453	10
Options based on future market price	2,480,000	N/A	N/A
Options granted	--	--	--
Options vested	(790,000)	$ 0.428	--
Options forfeited or expired	--	--	--
Non-vested Options at December 31, 2006	3,270,000	$ 0.450	9

As of December 31, 2006, there was $166,329 of unrecognized compensation cost related to non vested stock option awards, which is to be recognized over the remaining weighted average vesting period of eight months.

During the year ended December 31, 2006, the Company issued to a consulting firm, in return for services an aggregate of 41,668 warrants, exercisable during a five year term, to purchase 41,668 shares of the company's Common Stock. Such warrants have a "cashless exercise" feature and have varying exercise prices equal to 120% of the average closing price of the Company's Common Stock during the month immediately preceding the date of issuance. The warrants were valued using the Black-Scholes model and the Company recorded an expense of $49,510 in its consolidated statement of operations for the year ended December 31, 2006. The Company's agreement with this consultant was terminated during the first week of September 2006.

The following table summarizes the Company's outstanding warrants as of December 31, 2006 and changes during the year then ended:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)
Outstanding at beginning of year	5,229,589	$ 0.21	4.1
Granted	41,668	$ 0.97	4.8
Cancelled	--		--
Exercised	--		--
Outstanding at end of year	5,271,257	$ 0.22	4.9

Note 14. EQUITY TRANSACTONS AND ASSET ACQUISITION

Private Placement

Immediately prior to, and shortly after the completion of the Merger, Original Gales received gross proceeds of $9,000,000 from the closing of a private placement ("Private Placement") to accredited investors of 900 shares of convertible preferred stock at $10,000 per share which, pursuant to the Merger, were exchanged for shares of the Company's Preferred Stock, $.001 par value per share. The shares of Preferred Stock issued in connection with such private placement are convertible into 40,909,500 shares of the Company's Common Stock.

The proceeds of the Private Placement, in general, were used for paying the cash portion of the purchase price of the Acquisition, for paying expenses relating to the Private Placements, Acquisition, Merger, and related transactions, for the repayment of $150,000 in promissory note obligations which Gales incurred in bridge financings, and for working capital for the Company.

The Placement Agent received 4,090,950 warrants, exercisable during a five year term, to purchase 4,090,950 shares of the Company's Common Stock. Such warrants have a "cashless exercise" feature and are exercisable at $0.22 per share. These warrants were valued at $201,402 using the Black-Scholes model.

Acquisition

Pursuant to a stock purchase agreement between Gales and AIM dated July 25, 2005, original Gales acquired 100% of the capital stock of AIM. The total aggregate price original Gales paid to acquire AIM was $5,231,618 as follows: (i) $3,114,296 in cash, (ii) $1,627,262 in principal amount of promissory notes, and (iii) 490,060 shares of Common Stock valued at a negotiated rate of $1.00 per share (concluded prior to the merger with the public company). The results of AIM's operations have been included in the consolidated financial statements since that date. A portion of the proceeds from original Gales' Private Placement was used to pay such purchase price (See "Private Placement"), including transaction costs of $1,053,862. This stock acquisition was accounted for under the purchase method of accounting in accordance with SFAS No. 141, Business Combinations. Under the purchase method of accounting, the total purchase price was allocated to the assets acquired and liabilities assumed based upon the fair values as of the completion of the acquisitions. As a result of the stock purchase, the Company recorded $1,265,963 in goodwill which represents the excess of the fair market value over book value of the assets acquired and liabilities assumed from AIM. The liabilities assumed also included $676,394 of a deferred tax liability representing book to tax differences on assets acquired.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of stock acquisition:

Current assets	$15,640,164
Other assets	283,128
Property and equipment	3,695,532
Total assets acquired	19,618,824
Current liabilities	8,277,921
Long-term debt	5,644,992
Deferred tax liability	676,394
Total liabilities assumed	14,599,307
Net assets acquired	5,019,517
Consideration given	6,285,480
Goodwill	$ 1,265,963

Real estate acquisition

Contemporaneously with the close of the Merger and the Acquisition: (i) AIM completed the acquisition from affiliates of AIM, for an aggregate purchase price of $4,190,000, of three buildings and land which was being leased prior to the closing of the Merger and the Acquisition by AIM (the "Real Estate Acquisition"). The purchase price and related acquisition costs approximated the appraised value of both the buildings and land (ii) AIM entered into the Loan Facility with PNC Bank (See Note 6).

Preferred Stock

The Company currently has no shares of Preferred Stock outstanding. The 900 shares of preferred stock issued in connection with its private placement were automatically converted into 40,909,500 shares of common stock upon the effectiveness of its registration statement in August of 2006.

GALES INDUSTRIES INCORPORATED
Notes to the Consolidated Financial Statements

Note 15. UNAUDITED PRO-FORMA FINANCIAL STATEMENTS

The accompanying unaudited pro forma condensed statement of operations gives effect to the Merger Agreement, Acquisition, and Real Estate Acquisition as if they occurred on January 1, 2005. The Acquisition was accounted for under the purchase method of accounting in accordance with SFAS No. 141. Under the purchase method of accounting, the total purchase price was allocated to the assets acquired and liabilities assumed based upon the fair values at the completion of the acquisitions.

The unaudited pro forma condensed combined statement of operations has been prepared for illustrative purposes and are not necessarily indicative of the condensed consolidated results of operations in future periods or the results that actually would have been realized had the acquisition actually occurred on January 1, 2005. The pro forma adjustments are based on the information available at the time of the preparation of this document.

The unaudited pro forma condensed combined statement of operations should be read in conjunction with the audited consolidated financial statements of Gales Industries Incorporated as of December 31, 2005.

	Year Ended December 31, 2005 (Unaudited)
Net sales	$30,735,103
Cost of Sales	26,361,387
Gross profit	4,373,716
Operating costs and expenses	
Selling and marketing	357,854
General and Administrative	2,583,375
Income from operations	1,432,487
Other expenses	
Interest and financing costs	1,056,317
Income before income taxes	376,170
Provision for income taxes	151,031
Net Income	$ 225,139
Earnings per share	
Basic	$ 0.02
Diluted	$ 0.01
Weighted average shares outstanding Basic	14,723,421
Diluted	40,282,810

Note 16. SUBSEQUENT EVENTS

Sigma Metals, Inc

On January 2, 2007, the Company entered into a Stock Purchase Agreement (the "Sigma Agreement") with Sigma Metals, Inc., a New York corporation ("Sigma Metals"), and the holders of all of the outstanding shares of Sigma Metals (the "Shareholders"). Pursuant to the Sigma Agreement, subject to the satisfaction of various terms and conditions, the Company will acquire from the Shareholders all of the issued and outstanding capital stock of Sigma Metals.

The closing of the Sigma Agreement is scheduled to occur in April 2007 or on such other date as the Company and the Shareholders may agree. The purchase price for all of the shares is $7,000,000 plus an amount equal to Sigma Metals' earnings for the period from January 1, 2007, until the closing, subject to certain adjustments as set forth in the Sigma Agreement.

Conversion of Notes Payable

On January 26, 2007, the two senior management members exercised their right to convert their $665,262 notes plus accrued interest of $54,511 into an aggregate of 1,799,432 shares of common stock at a conversion price of $0.40 per share. (See Note 9)

Welding Metallurgy, Inc

On March 9, 2007, the Company entered into a Stock Purchase Agreement (the "Welding Agreement") to acquire Welding Metallurgy, Inc., a New York corporation ("Welding Metuallurgy"), from the holders (the "Shareholders") of all of the outstanding shares of Welding Metallurgy. Pursuant to the Welding Agreement, subject to the satisfaction of various terms and conditions, the Company will acquire from the Shareholders all of the issued and outstanding capital stock of Welding Metallurgy for aggregate consideration of $6,050,000, subject to adjustment for working capital, payable in a combination of cash, a secured promissory note and shares of the Company's common stock.

On February 13, 2007, each of the non-management members of the Board was issued an option to purchase 100,000 shares of the common stock of the Company. The options will vest in equal thirds on March 1, 2007, 2008 and 2009 and are exercisable at a price of $0.27 per share until March 1, 2014.

In March 2007, the Company entered into an Agreement to compensate James Brown for services to be rendered as a director of the Company. Pursuant to such Agreement Mr. Brown will receive a cash payment of $15,000 and will be compensated at a rate of $175,000 per annum until December 31, 2007, or if prior to December 31, 2007, until such date as he shall cease to serve as Chairman. In addition to his cash compensation, Mr. Brown was issued 200,000 shares of common stock of the Company, pursuant to a Restricted Stock Agreement, of which 100,000 vested on the date of grant and the second 100,000 shall vest on December 31, 2007.

The Company and Michael A. Gales entered into a Separation Agreement and General Release (the "Separation Agreement") effective March 16, 2007, whereby Mr. Gales resigned from his positions with the Company. Pursuant to the Separation Agreement, the Employment Agreement between Mr. Gales and the Company terminated effective March 16, 2007. In lieu of the compensation payable to Mr. Gales pursuant to his Employment Agreement, from March 16, 2007, to November 30, 2010, Mr. Gales will be paid $100,000 per annum; from December 1, 2010 to May 31, 2011, he will be paid $50,000. In addition, if the Company achieves certain agreed-upon levels of performance he may receive up to an additional $50,000. Upon the execution of his employment agreement the Company granted Mr. Gales options to purchase 1,250,000 shares of Common Stock, subject to an agreed upon vesting schedule and exercisable over a ten-year period commencing on the date of grant. Pursuant to the Separation Agreement, all unvested options held by Mr. Gales vested as of March 16, 2007, and the right to exercise all of his options will terminate as of March 16, 2008.

AIR INDUSTRIES MACHINING, CORP.

Predecessor to Gales Industries Incorporated

FINANCIAL STATEMENTS

(PRIOR TO MERGER)

NOVEMBER 30, 2005

AIR INDUSTRIES MACHINING CORP.

Predecessor to Gales Industries Incorporated

TABLE OF CONTENTS

November 30, 2005

	Page
Accountants' Report	F-32
Consolidated Balance Sheet	F-33
Consolidated Statement of Income and Retained Earnings	F-35
Comparative Statement of Cash Flows	F-36
Notes to Financial Statements	F-37

Independent Accountants' Report

To the Board of Directors and Stockholders of Air Industries Machining Corporation

We have audited the accompanying Consolidated Balance Sheets of Air Industries Machining Corporation as of November 30, 2005, and the related Consolidated Statement of Income and Retained Earnings and Cash Flows for the eleven months ended November 30, 2005. These consolidated financial statements are the responsibility of the Air Industries Machining Corporation management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred above present fairly, in all material respects, the financial position of Air Industries Machining Corporation as of November 30, 2005, and the results of its operations and its cash flows for the eleven months then ended in conformity with accounting principles generally accepted in the United States.

Respectfully submitted,

BILDNER & GIANNASCO, LLP
Certified Public Accountants

Jericho, New York
February 28, 2006

AIR INDUSTRIES MACHINING CORPORATION

Consolidated Balance Sheet

ASSETS	November 30, 2005
Current Assets	
Cash and Cash Equivalents	$ 71,197
Accounts Receivable	3,202,991
Inventory	11,588,521
Prepaid Expenses	174,850
Other Current Assets	4,215
Deposits	192,972
Total Current Assets	$15,234,746
Property, plant and equipment, net	3,919,599
Security Deposits	34,522
Cash Surrender Value - Officer's Life	62,761
Unamortized Finance Costs	102,187
Total Assets	$19,353,815

The accompanying audit report and notes are an integral part of these statements.

AIR INDUSTRIES MACHINING CORPORATION

Consolidated Balance Sheet

LIABILITIES AND STOCKHOLDERS' EQUITY	November 30, 2005
Current Liabilities	
Accounts Payable	$ 4,429,016
Advance Payment - Customer	293,226
Mortgage Payable - Current	96,000
Dividends Payable	511,055
Obligations Under Capital Lease - Current	359,197
Notes Payable - Banks	5,180,000
Accrued Operating Expenses	1,074,025
Total Current Liabilities	11,942,519
Long Term Liabilities	
Advances From Shareholders	464,992
Mortgage Payable	1,145,813
Obligations Under Capital Lease - Long Term	849,652
Total Long Term Liabilities	2,460,457
Total liabilities	14,402,976
Commitments and contingencies	
Minority interest	446,805
Stockholders' Equity	
Capital Stock - 200 Shares Authorized No Par Value, 95 Shares Issued and Outstanding As of November 30, 2005	32,223
Additional Paid-In Capital	221,580
Retained Earnings	4,346,231
Less: Treasury Stock at Cost	(96,000)
Total Stockholders' Equity	4,950,839
Total Liabilities and Stockholders' Equity	$ 19,353,815

The accompanying audit report and notes are an integral part of these statements.

AIR INDUSTRIES MACHINING CORPORATION

Consolidated Statements of Income and Retained Earnings

	Audited	Unaudited Pro Forma (1)
	ELEVEN MONTHS ENDED November 30, 2005	ELEVEN MONTHS ENDED November 30, 2005
Net sales	$27,957,694	$27,957,694
Cost of sales	23,887,120	23,887,120
Gross profit	4,070,574	4,070,574
Operating expenses		
Selling	322,867	$ 322,867
General and administrative	1,665,793	1,665,793
Total operating expenses	1,988,660	1,988,660
Income from operations	2,081,914	2,081,914
Interest and financing costs	605,602	605,602
Income before minority interest and income taxes	1,476,312	1,476,312
Less: minority interest	74,904	74,904
Income before provision for income taxes	1,401,408	1,401,408
Provision for income taxes (1)	--	560,843
Net Income	1,401,408	$ 840,565
Retained Earnings, Beginning of Period	4,120,102	
Deduct: Distribution to Shareholders	(1,175,279)	
Retained Earnings, End of Period	$ 4,346,231	

(1) Since our inception we have elected to be treated as a Subchapter " S" corporation of the Internal Revenue Code and incurred no income taxes. The pro forma amounts include income taxes that would have been incurred if the Company had been a "C" corporation. The effective rate of the pro forma income tax is 40.02% and is based upon the combined Federal and State tax rates that were in effect for the period December 1, 2005 to December 31, 2005 when the company became a "C" corporation.

AIR INDUSTRIES MACHINING CORPORATION
Comparative Statements of Cash Flows

	Eleven Months Ended November 30, 2005
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 1,401,408
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Depreciation And Amortization	522,299
Minority Interest in Net Income	74,904
Non Cash Interest Expense	24,342
Changes in Assets and Liabilities:	
(Increase) Decrease In Assets-	
Accounts Receivable	(559,455)
Inventory	(730,065)
Prepaid Expenses	(42,582)
Other Current Assets	1,264
Deposits	(171,812)
Cash Surrender Value - Officer's Life	200,875
Increase (Decrease) In Liabilities-	
Accounts Payable	736,956
Dividends Payable	390,599
Advance Payments - Customers	(1,061,040)
Accrued Expenses	570,347
Advances from Shareholders	197,435
NET CASH PROVIDED BY OPERATING ACTIVITIES	1,555,475
CASH FLOWS (USED) IN INVESTING ACTIVITIES	
Purchase of Equipment	(301,051)
NET CASH (USED) IN INVESTING ACTIVITIES	(301,051)
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds from Credit Line Facilities	304,388
Principle Payments of Capital Lease Obligations	(264,396)
Principle Payments of Mortgage	(81,973)
Repayment of Notes Payable	(100,000)
Distribution to Shareholders	(1,090,521)
NET CASH (USED) IN FINANCING ACTIVITIES	(1,232,502)
Net increase in cash and cash equivalents	21,922
Cash and cash equivalents, beginning of year	49,275
Cash and cash equivalents, end of year	$ 71,197
Supplementary disclosure of cash flow information	
Cash Paid During The Year For Interest	$ 566,467
Supplementary noncash disclosure of financing activities	
Equipment acquisition through capital lease financing	$ 449,559

The accompanying audit report and notes are an integral part of these statements.

AIR INDUSTRIES MACHINING CORPORATION
Notes to the Consolidated Financial Statements
November 30, 2005

1- SIGNIFICANT ACCOUNTING POLICIES

Background of Company

Air Industries Machining Corporation ("Air" or "The Company"), founded in 1969, was incorporated in the State of New York and maintains its principal place of business in Bay Shore, New York. The Corporation is primarily engaged in manufacturing aircraft structural parts and assemblies principally for prime defense contractors in the aerospace industry machining parts for the aerospace industry predominantly located in the United States. The Company's customer base consists mainly of publicly traded companies in the aerospace industry.

Principles of Consolidation

The Company's consolidated financial statements include those of variable interest entities ("VIEs"). Conditions in which the Company would consolidate VIE's are cases in which the Company is the primary beneficiary. Conditions under which the Company would consolidate entities that are not VIE's are cases in which the Company would maintain a controlling interest (50% or more) investment or exert significant management influence. (See Note 11).

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid debt instruments with an original maturity of three months or less. Cash consists of aggregate cash balances in the Company's bank accounts and cash equivalents consist primarily of money market accounts.

Accounts Receivable

Accounts receivable are reported at their outstanding unpaid principal balances. The Company writes off accounts when they are deemed to be uncollectible. The Company has experienced insignificant amounts of bad debts in such accounts.

Inventories

The Company values inventory at the lower of cost on a first-in-first-out basis or market.

The Company purchases inventory only when it has signed non-cancellable contracts with its customers for orders of its finished goods. The Company occasionally produces finished goods in excess of purchase order quantities in anticipation of future purchase order demands but historically this excess has been used in fulfilling future purchase orders. The Company occasionally evaluates inventory items that are not secured by a purchase orders and reserves for obsolescence accordingly. The Company also reserves an allowance for excess quantities, slow-moving goods, and obsolete items.

Property, Plant and Equipment

Property, plant and equipment are carried at cost less accumulated depreciation and amortization. The Company maintains a policy to capitalize all property and equipment purchases in excess of $1,000. Expenditures for repairs and improvements in excess of $1,000 that add to the productive capacity or extend the useful life of an asset are capitalized. Repair and maintenance charges are expensed as incurred. Property under a capital lease is capitalized and amortized over the lease terms. Upon disposition, the cost and related accumulated depreciation are removed from the accounts and any related gain or loss is reflected in earnings. Depreciation on plant and equipment is calculated on the straight-line method over the estimated useful lives of the assets.

The useful lives of property, plant and equipment for purposes of computing depreciation are:

Tools and instruments	7 Years
Leasehold improvements................	25 Years
Machinery and equipment	5-8 Years
Automotive Equipment..................	5 Years
Furniture and fixtures................	5-8 Years
Buildings.............................	25-31.5 Years

Impairment of Long Live Assets

The Company reviews long-lived assets for impairment at the facility level annually or if events or circumstances indicate that the carrying value of such assets may not be fully recoverable. Impairment is evaluated based on the sum of undiscounted estimated future cash flows expected to result from use of the assets compared to its carrying value. If impairment is recognized, the carrying value of the impaired asset is reduced to its fair value, based on discounted estimated future cash flows.

Finance Costs

Costs connected with obtaining and executing debt arrangements are capitalized and amortized on the straight-line basis over the term of the related debt.

Revenue Recognition

The Company generally recognizes revenue when products are shipped and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists, and the sales price is fixed or determinable. Payments received in advance from customers for products delivered are recorded as customer advance payments until earned, at which time revenue is recognized.

Cost of Goods Sold

Costs for goods sold includes all direct material, labor costs, tooling and those indirect costs related to manufacturing, such as indirect labor, supplies, tools, repairs and depreciation costs.

Expenses

Selling, general, and administrative costs are charged to expense as incurred.

Income Taxes

The Company, with the consent of its stockholders, elected under the Internal Revenue Code and New York State law to be taxed as an "S" corporation. In lieu of corporate income taxes, the stockholders are taxed on their proportionate share of the company's net income. Accordingly, no provision for federal income taxes has been made in the accompanying financial statements.

Use of Estimates

In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. The more significant management estimates are the useful lives of property and equipment, provisions for inventory obsolescence, unamortized finance costs, accrued expenses and various contingencies. Actual results could differ from those estimates. Changes in facts and circumstances may result in revised estimates, which are recorded in the period in which they become known.

Credit Risk

Financial instruments involving potential credit risk include accounts receivable. Of the accounts receivable balance outstanding as of November 30, 2005, approximately 54% is attributed to two customers.

Treasury Stock

The Company records treasury stock under the cost method.

Fair Value of Financial Instruments

The Company has estimated the fair value of financial instruments using available market information and other valuation methodologies in accordance with Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments." Management of the Company believes that the fair value of financial instruments, consisting of cash, accounts receivable, accounts payable and accrued liabilities, approximates carrying value due to the immediate or short-term maturity associated with these instruments and that the notes payable is carried at fair value in that it carries interest rates that are comparable to similar instruments with similar maturities.

Reclassifications

Certain reclassifications have been made to prior year's financial statement information to conform to the current year presentation.

AIR INDUSTRIES MACHINING CORPORATION
Notes to the Consolidated Financial Statements
November 30, 2005

2- INVENTORY

The components of inventory consisted of the following as of November 30, 2005:

	November 30, 2005
Raw Materials	$ 2,294,020
Work in Progress	2,639,006
Finished Goods	6,655,495
Total Inventory	$ 11,588,521

3- PROPERTY, PLANT AND EQUIPMENT

The components of property and equipment as of November 30, 2005 include:

	November 30, 2005
Land	$ 134,922
Building	3,173,071
Machinery and Equipment	8,541,083
Tools and Instrument	279,803
Leasehold Improvements	515,211
Automotive Equipment	290,083
Furniture and fixtures	872,112
Total property, plant, and equipment	13,806,285
Less: Accumulated Depreciation	(9,886,686)
Property, plant, and equipment, net	$ 3,919,599

Depreciation and amortization expense for the eleven months ended November 30, 2005 was $477,827.

AIR INDUSTRIES MACHINING CORPORATION
Notes to the Consolidated Financial Statements
November 30, 2005

4- NOTES PAYABLE - BANKS

The Company has negotiated a credit facility dated August of 2003 with a major lending institution with a termination date of March of 2006. The facility is secured by a first priority interest in all accounts receivable, inventory and equipment presently owned or hereafter acquired by the Company. The indebtedness bears interest at the rate of 1/2 percent above the prime rate of interest or a libor margin of 3%.

The terms of the facility require that, among other things, the Company maintain certain financial ratios and levels of working capital. As of November 30, 2005, the Company has met these terms.

The loans are guaranteed jointly and severally by the principals of the Company, as well as the affiliated companies KPK Realty Corporation and DPPR Realty Corp. (See Note 9)

Interest expense related to the notes payable - bank amounted to $337,447 for the eleven months ended November 30, 2005.

5- ADVANCES FROM SHAREHOLDERS

Advances represent non-interest bearing advances from shareholders to cover the Company's working capital needs. The Company imputed as interest based on the prime rate and recorded as interest expense and additional paid in capital an amount of $24,342 for the eleven months ended November 30, 2005.

5A- DISTRIBUTIONS TO SHAREHOLDERS

The Company distributed to its shareholders $1,175,279 during the eleven months ended November 30, 2005. These distributions were made from time to time to the Company's shareholders in proportion to their ownership interests in the Company at such times as it had sufficient cash on hand or availability under its lines of credit.

6- MORTGAGE PAYABLE

As the Company consolidates the assets and liabilities of variable interest entities (see Note 11) it has two mortgages covering buildings and land. These mortgages carry interest rates of 6.15% and 7.18% per annum.

Future mortgage payments are as follows for the period ended November 30, 2005:

Year	Amount
2006	$ 126,000
2007	128,000
2008	139,000
2009	133,000
2010	142,000
Thereafter	573,813
	1,241,813
Less: current maturities:	96,000
Long term	$1,145,813

6A. CASH SURRENDER VALUE - LIFE INSURANCE

The Company is the owner and beneficiary of key-man life insurance policies carried on the lives of certain key executives with cash surrender values. The aggregate face amounts of the policies were $4,250,000 for the eleven months ended November 30, 2005. There are loans in place against these policies. As of November 30, 2005 the cash surrender value was $62,761, net of $226,632 in loans. As the Company has the right to offset the loans against the cash surrender value of the policies, the Company presents the net asset in its consolidated financial statements.

7- CAPITAL LEASES PAYABLE-EQUIPMENT

The Company is committed under several capital leases for manufacturing equipment and computer equipment. All leases have bargain purchase options that the Company expects to exercise at the termination of each lease. Capital lease obligations totaled $1,208,849 as of November 30, 2005.

As of November 30, 2005, future minimum lease payments, including imputed interest, with remaining terms of greater than one year are as follows:

Year	Amount
2006	$ 404,000
2007	428,000
2008	427,000
2009	106,000
Total future minimum lease payments	1,365,000
Less: imputed interest	(156,151)
Less: current maturities	(359,197)
Total long-term capital lease obligation	$ 849,652

AIR INDUSTRIES MACHINING CORPORATION
Notes to the Consolidated Financial Statements
November 30, 2005

8- EMPLOYEE BENEFITS PLANS

On January 1, 1997, the Company instituted a defined contribution plan under Section 401(k) of the Internal Revenue Code ("the Plan"). Pursuant to the Plan qualified employees may contribute a percentage of their pretax eligible compensation to the Plan. The Company does not match any contributions that employees may make to the Plan.

The employees of the Company are members of the United Service Workers Union IUJAT Local 355 (the "Union'), which provides a medical benefit plan at defined rates which are contributed in their entirety by the Company. For the eleven-month period ending November 30, 2005, the Company contributed $1,279,743 to the plan.

9- RELATED PARTY TRANSACTIONS

The following transactions occurred between the Company and certain related parties.

The Company presently leases manufacturing and office space from KPK Realty Corp. a corporation in which 49% is owned by the majority stockholder of the Company.

Additionally, the Company leases manufacturing space from DPPR Realty Corp. which is 100% owned by two of the shareholders of the Corporation who in the aggregate own 36.84% of the Company.

KPK Realty Corp. and DPPR Realty Corp. are considered variable interest entities under FIN 46 (See Note 11) and accordingly, their assets, liabilities and results of operations have been consolidated into the Company's financial statement.

10- COMMITMENTS AND CONTINGENCIES

Litigation

A legal action has been brought against the Company for personal injuries sustained by an independent contractor as a result of a fall on the Company's premises. The Company has insurance coverage for this claim in the amount of $4,000,000. The carrier has assumed the defense of this action and at a settlement mediation, the plaintiff made a demand of $2,000,000 which was rejected by the carrier. The Company believes that any judgement or settlement in this matter will be paid by the carrier.

11- VARIABLE INTEREST ENTITIES

In January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities. Under FIN 46, we are required to consolidate variable interest entities for which we are deemed to be the primary beneficiary by the third quarter of 2003, and disclose information about those in which we have significant variable interests effective immediately.

The Company has leasing arrangements for its operating and manufacturing facilities with two lessors. Under FIN 46 these lessors are Variable Interest Entities and the Company is the primary beneficiary. Therefore, the Company has consolidated the respective lessors' assets and debt into these consolidated statements. At November 30, 2005, these entities had gross assets of $1,900,000 and gross liabilities of $985,000. These facilities were subsequently purchased in connection with a merger transaction in November 2005. The minority interest on the Company's financial statements consists of the non-controlling portion of these respective entities (See Note 9).

12- SUBSEQUENT EVENTS

On November 30, 2005 merger agreements were consummated between the Company and an Acquisition Entity and between the Acquisition Entity and a Public Entity whose stock is traded in Over the Counter Market. Contemporaneously with the merger agreements, the Company secured $14,000,000 in debt facilities from a major lending institution and used funds from the facility to purchase real property that it had subsequently leased and paid off debts to its prior lender. As part of the merger agreements, the Acquisition Entity completed the first of two closings of private placement stock offerings which grossed $9,000,000 in the aggregate. These transactions and their associated costs have not been reflected in these financial statements.

END